UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AVINCI MEDIA CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

053728101
(CUSIP Number)

AMERIVON INVESTMENTS, LLC
JOHN E. TYSON
2815 TOWNSGATE RD., SUITE
225WESTLAKE VILLAGE, CA 91361
TELEPHONE: (805)719-4800
 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 16, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Amerivon Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) SC; WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,359,459
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,359,459
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,359,459
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.2%(1)
14.	Type of Reporting Person (See Instructions) OO
(1)               This percentage is calculated based upon 54,012,227 shares of the Issuer’s common stock outstanding as of December 20, 2011 and takes into account the convertible securities of the Issuer held by Amerivon Investments, LLC that are convertible into shares of the Issuer’s common stock within 60 days of the date hereof.

1.	Name of Reporting Persons Amerivon Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) SC; WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,359,459(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,359,459(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,359,459(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.2%(2)
14.	Type of Reporting Person (See Instructions) OO
(1)               These shares are held directly by Amerivon Investments, LLC (“Amerivon LLC”).  Amerivon Holdings, LLC (“Amerivon Holdings”) is the sole member of Amerivon LLC. Amerivon Holdings does not directly own any securities of the Issuer.  Amerivon Holdings may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Amerivon LLC but disclaims beneficial ownership except to its pecuniary interest therein.

(2)               This percentage is calculated based upon 54,012,227 shares of the Issuer’s common stock outstanding as of December 20, 2011 and takes into account the convertible securities of the Issuer held by Amerivon LLC that are convertible into shares of the Issuer’s common stock within 60 days of the date hereof.

1.	Name of Reporting Persons John E. Tyson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) SC; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,638,568
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,638,568
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,638,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%(1)
14.	Type of Reporting Person (See Instructions) IN
(1)               This percentage is calculated based upon 54,012,227 shares of the Issuer’s common stock outstanding as of December 20, 2011 and takes into account the convertible securities of the Issuer held by Mr. Tyson that are convertible into shares of the Issuer’s common stock within 60 days of the date hereof.

This Amendment No. 1 (this “Amendment No. 1”) is filed by and on behalf of Amerivon Investments, LLC (“Amerivon LLC”), Amerivon Holdings, LLC (“Amerivon Holdings” and, together with Amerivon LLC, the “Amerivon Entities”) and John E. Tyson (“Tyson” and, collectively with the Amerivon Entities, the “Reporting Persons”) and relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 12, 2008 (the “Original Statement”) by and on behalf of Amerivon LLC, John E. Tyson and Tod M. Turley and relates to the Common Stock, par value $0.01 per share (“Common Stock”), of aVinci Media Corporation, a Delaware corporation (the “Issuer”).   This Amendment No. 1 and the Original Statement are collectively referred to herein as the “Schedule 13D.”

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement.  This Amendment No. 1 amends and supplements the Original Statement as specifically set forth herein.  Except as set forth below, all previous Items in the Original Statement remain unchanged.

This Amendment No. 1 is being filed to include Amerivon Holdings as a reporting person hereunder, to remove Tod M. Turley as a reporting person hereunder, to update the number of shares of Common Stock beneficially owned by the Reporting Persons as a result of the transactions described below and to otherwise report the transactions set forth below.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented with the following:

(a)  The entities and persons filing this statement are Amerivon Investments, LLC, Amerivon Holdings, LLC and John E. Tyson.

(b)  Each of the Amerivon Entities is a Nevada limited liability company.  John E. Tyson is a citizen of the United States of America.

(c)  The principal business of each of the Reporting Persons is retail services.  John E. Tyson is Chairman and Chief Executive Officer of Amerivon Holdings and Amerivon LLC.

(d)  The address of the principal place of business of each of the Reporting Persons is 2815 Townsgate Rd., Suite 225, Westlake Village, CA 91361.

(e)  During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)  During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each person controlling Amerivon Holdings or Amerivon LLC (other than Amerivon Holdings and John E. Tyson) required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

On April 3, 2009, Amerivon LLC purchased from the Issuer, for an aggregate purchase price of $350,000, 350,000 shares of the Issuer’s Series A Convertible Preferred Stock pursuant to a Preferred Stock Purchase Agreement dated April 3, 2009 and a warrant to purchase 437,500 shares of Common Stock.

On May 22, 2009, Tyson purchased from the Issuer, for an aggregate purchase price of $10,000, 10,000 shares of the Issuer’s Series A Convertible Preferred Stock pursuant to a Preferred Stock Purchase Agreement dated May 22, 2009 and a warrant to purchase 12,500 shares of Common Stock.

Each share of the Issuer’s Series A Convertible Preferred Stock is convertible by the holder thereof into five shares of Common Stock.

On January 4, 2010, pursuant to a Purchase Agreement dated January 4, 2010 (the “Note Purchase Agreement”), Amerivon LLC purchased from the Issuer a secured convertible promissory note in the original principal amount of $250,000 (the “Amerivon Note”) and a warrant to purchase 2,083,250 shares of Common Stock for an aggregate purchase price of $250,000.  Between March 4, 2011 and November 7, 2011, Amerivon loaned to the issuer an additional $494,000 pursuant to amendments to the Amerivon Note.

On January 4, 2010, pursuant the Note Purchase Agreement, Tyson purchased from the Issuer a secured convertible promissory note in the original principal amount of $100,000 (the “Tyson Note”) and a warrant to purchase 833,300 shares of Common Stock for an aggregate purchase price of $100,000.

The outstanding principal and accrued but unpaid interest on the Amerivon Note and the Tyson Note is convertible into a number of shares of Common Stock equal to the quotient of the amount of principal and accrued interest on the note being converted divided by $0.06.  The Issuer’s obligations under the Amerivon Note and the Tyson Note are secured by all of the Issuer’s assets pursuant to the terms of a Security Agreement, dated January 4, 2010, by and among Amerivon LLC, Tyson, the Issuer, and aVinci Media, LC (the “Security Agreement”).

The funds used by Amerivon LLC to acquire the securities described above were obtained from capital contributions by the members of the Amerivon Entities, capital commitments by certain of the Amerivon Entities and returns on investments made by the Amerivon Entities. Mr. Tyson used his personal funds to acquire the securities described above.

 Item 4.                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On December 12, 2011, Amerivon LLC mailed a notice of default to the Issuer with respect to the Amerivon Note and the Tyson Note.  On December 16, Amerivon LLC mailed to the Issuer a demand that the Issuer make available to Amerivon LLC and Tyson, in their capacities as secured parties under the Security Agreement and no later than December 28, 2011, the assets of the Issuer.  Amerivon LLC and Tyson intend to sell such assets by private sale on or after December 28, 2011 pursuant to the provisions of the Utah Uniform Commercial Code.

On December 15, 2011, Tyson and Jeffrey S. Pirtle, who is the Chief Financial Officer of Amerivon LLC and of Amerivon Holdings, resigned as members of the board of directors of the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  Each of the Reporting Persons may, at any time, review or reconsider its or his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.                  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b)  The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Amendment No. 1 is provided as of December 23, 2011:

Reporting Persons and Listed Persons(1)	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(2)
Amerivon Investments, LLC	42,359,459(3)	0	42,359,459(3)	0	42,359,459(3)	42,359,459(3)	54.2%
Amerivon Holdings, LLC	0	0	42,359,459(3)	0	42,359,459(3)	42,359,459(3)	54.2%
John E. Tyson	3,638,568(4)	3,638,568(4)	0	3,638,568(4)	0	3,638,568(4)	6.3%
Jeffrey S. Pirtle	150,000(5)	150,000(5)	0	150,000(5)	0	150,000(5)	0.3%
Robert W. Anderson	1,429,149(6)	1,429,149(6)	0	1,429,149(6)	0	1,429,149(6)	2.6%
William G. Apgood	58,323	58,323	0	58,323	0	58,323	0.1%

(1)
Amerivon Holdings, LLC (“Amerivon Holdings”) owns no securities of the Issuer directly.  Amerivon Holdings is the sole member of Amerivon Investment, LLC (“Amerivon LLC”).  John E. Tyson is Chairman and Chief Executive Officer of Amerivon Holdings and Amerivon LLC.  Jeffrey S. Pirtle is the Chief Financial Officer of Amerivon Holdings and Amerivon LLC.  Robert W. Anderson and William G. Apgood are members of the Board of Directors of Amerivon Holdings.

(2)
This percentage is calculated based upon 54,012,227 shares of the Issuer’s Common Stock outstanding as of December 20, 2011, and, as applicable, assumes the exercise in full of the outstanding convertible securities attributable to such holder.

(3)
These shares do not include the shares held by John E. Tyson, Jeffrey S. Pirtle, Robert W. Anderson or William G. Apgood. Includes 24,145,953 shares Amerivon LLC has the right to acquire within 60 days of December 22, 2011 upon exercise of the convertible securities held thereby.  Amerivon Holdings may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Amerivon LLC but disclaims beneficial ownership except to its pecuniary interest therein.

(4)	Includes 3,480,245 shares Mr. Tyson has the right to acquire within 60 days of December 23, 2011 upon exercise of the convertible securities held thereby.

(5)	Includes 150,000 shares Mr. Pirtle has the right to acquire within 60 days of December 23, 2011 upon exercise of the convertible securities held thereby.

(6)	Includes 1,312,500 shares Mr. Anderson has the right to acquire within 60 days of December 23, 2011 upon exercise of the convertible securities held thereby.

To the knowledge of the Reporting Persons, none of the other Listed Persons beneficially owns any shares of Common Stock of the Issuer.

 (c)  Not applicable.

 (d)  Not Applicable.

 (e)  Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

The Issuer, Amerivon  LLC and Tyson are parties to a Registration Rights Agreement, dated as of January 4, 2010, granting to Amerivon LLC and Tyson certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the Amerivon Note, the Tyson Note and exercise of the warrants issued pursuant to the Note Purchase Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Amerivon Investments, LLC, Amerivon Holdings, LLC and John E. Tyson.

Exhibit B:	Preferred Stock Purchase Agreement dated April 3, 2009 between aVinci Media Corporation and Amerivon Investments, LLC.

Exhibit C:	Warrant to Purchase Common Stock of aVinci Media Corporation dated April 3, 2009 issued to Amerivon Investments, LLC.

Exhibit D:	Preferred Stock Purchase Agreement dated May 22, 2009 between aVinci Media Corporation and John E Tyson.

Exhibit E:	Warrant to Purchase Common Stock of aVinci Media Corporation dated May 22, 2009 issued to John E. Tyson.

Exhibit F:
Purchase Agreement dated January 4, 2010 among aVinci Media Corporation, Amerivon Investments, LLC and John E. Tyson (incorporated by reference to Exhibit 10.1 to Form 8-K filed on January 8, 2010 by aVinci Media Corporation).

Exhibit G:
aVinci Media Corporation Secured Convertible Promissory Note dated January 4, 2010 in favor of Amerivon Investments, LLC (the “Amerivon Note”) (incorporated by reference to Exhibit 10.2 to Form 8-K filed on January 8, 2010 by aVinci Media Corporation).

Exhibit H:	Amendments Nos. 1-13 to the Amerivon Note.

Exhibit I:
aVinci Media Corporation Secured Convertible Promissory Note dated January 4, 2010 in favor of John E. Tyson (the “Tyson Note”) (incorporated by reference to Exhibit 10.2 to Form 8-K filed on January 8, 2010 by aVinci Media Corporation).

Exhibit J:	Amendment No. 1 to the Tyson Note.

Exhibit K:
Warrant to Purchase Common Stock of aVinci Media Corporation dated January 4, 2010 issued to Amerivon Investments, LLC (incorporated by reference to Exhibit 10.3 to Form 8-K filed on January 8, 2010 by aVinci Media Corporation).

Exhibit L:
Warrant to Purchase Common Stock of aVinci Media Corporation dated January 4, 2010 issued to John E Tyson (incorporated by reference to Exhibit 10.3 to Form 8-K filed on January 8, 2010 by aVinci Media Corporation).

Exhibit M:	Registration Rights Agreement dated January 4, 2010 among aVinci Media Corporation, Amerivon Investments, LLC and John E. Tyson.

Exhibit N:	Security Agreement dated January 4, 2010 among aVinci Media Corporation, Amerivon Investments, LLC, John E. Tyson and aVinci Media, LC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 23rd day of December, 2011.	AMERIVON INVESTMENTS, LLC

	By:	/s/ John E. Tyson
John E. Tyson, Chief Executive Officer

AMERIVON HOLDINGS, LLC

	By:	John E. Tyson
John E. Tyson, Chief Executive Officer

/s/ John E. Tyson
JOHN E. TYSON

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)\

SCHEDULE I

DIRECTORS AND OFFICERS OF AMERIVON HOLDINGS, LLC AND AMERIVON INVESTMENTS, LLC

Set forth below, with respect to each director of Amerivon Holdings, LLC and each officer of Amerivon Holdings, LLC and Amerivon Investments, LLC (other than, in each case, John E. Tyson) are the following: (a) name; (b) affiliation with Amerivon Holdings, LLC and/or Amerivon Investments, LLC; (c) business address; (d) principal occupation or employment; and (e) citizenship.

Jeffrey S. Pirtle
Chief Financial Officer of Amerivon Holdings, LLC and Amerivon Investments, LLC
c/o Amerivon Holdings, LLC
2815 Townsgate Rd., Suite 225
Westlake Village, CA 91361
Principal Occupation:  Chief Financial Officer of Amerivon Holdings, LLC and Amerivon Investments, LLC
Citizenship:  United States of America

David R. Cromb
Officer, Director of Investments of Amerivon Holdings, LLC and Amerivon Investments, LLC
c/o Amerivon Holdings, LLC
2815 Townsgate Rd., Suite 225
Westlake Village, CA 91361
Principal Occupation:  Officer, Director of Investments of Amerivon Holdings, LLC and Amerivon Investments, LLC
Citizenship:  United States of America

Robert W. Anderson
Director of Amerivon Holdings, LLC
c/o Amerivon Holdings, LLC
2815 Townsgate Rd., Suite 225
Westlake Village, CA 91361
Principal Occupation:  Chief Executive Officer of Anderson Daymon Worldwide
Citizenship:  United States of America

William G. Apgood
Director of Amerivon Holdings, LLC
c/o Amerivon Holdings, LLC
2815 Townsgate Rd., Suite 225
Westlake Village, CA 91361
Principal Occupation:  Chief Executive Officer of Advanced Marketing International
Citizenship:  United States of America

Carl Kleidman
Director of Amerivon Holdings, LLC
c/o Amerivon Holdings, LLC
2815 Townsgate Rd., Suite 225
Westlake Village, CA 91361
Principal Occupation:  Director of Investments, Vision Capital Advisors
Citizenship:  United States of America

EXHIBIT INDEX

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Amerivon Investments, LLC, Amerivon Holdings, LLC and John E. Tyson.

Exhibit B:	Preferred Stock Purchase Agreement dated April 3, 2009 between aVinci Media Corporation and Amerivon Investments, LLC.

Exhibit C:	Warrant to Purchase Common Stock of aVinci Media Corporation dated April 3, 2009 issued to Amerivon Investments, LLC.

Exhibit D:	Preferred Stock Purchase Agreement dated May 22, 2009 between aVinci Media Corporation and John E Tyson.

Exhibit E:	Warrant to Purchase Common Stock of aVinci Media Corporation dated May 22, 2009 issued to John E. Tyson.

Exhibit F:
Purchase Agreement dated January 4, 2010 among aVinci Media Corporation, Amerivon Investments, LLC and John E. Tyson (incorporated by reference to Exhibit 10.1 to Form 8-K filed on January 8, 2010 by aVinci Media Corporation).

Exhibit G:
aVinci Media Corporation Secured Convertible Promissory Note dated January 4, 2010 in favor of Amerivon Investments, LLC (the “Amerivon Note”) (incorporated by reference to Exhibit 10.2 to Form 8-K filed on January 8, 2010 by aVinci Media Corporation).

Exhibit H:	Amendments Nos. 1-13 to the Amerivon Note.

Exhibit I:
aVinci Media Corporation Secured Convertible Promissory Note dated January 4, 2010 in favor of John E. Tyson (the “Tyson Note”) (incorporated by reference to Exhibit 10.2 to Form 8-K filed on January 8, 2010 by aVinci Media Corporation).

Exhibit J:	Amendment No. 1 to the Tyson Note.

Exhibit K:
Warrant to Purchase Common Stock of aVinci Media Corporation dated January 4, 2010 issued to Amerivon Investments, LLC (incorporated by reference to Exhibit 10.3 to Form 8-K filed on January 8, 2010 by aVinci Media Corporation).

Exhibit L:
Warrant to Purchase Common Stock of aVinci Media Corporation dated January 4, 2010 issued to John E Tyson (incorporated by reference to Exhibit 10.3 to Form 8-K filed on January 8, 2010 by aVinci Media Corporation).

Exhibit M:	Registration Rights Agreement dated January 4, 2010 among aVinci Media Corporation, Amerivon Investments, LLC and John E. Tyson.

Exhibit N:	Security Agreement dated January 4, 2010 among aVinci Media Corporation, Amerivon Investments, LLC, John E. Tyson and aVinci Media, LC.

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 23rd day of December, 2011.	AMERIVON INVESTMENTS, LLC

	By:	/s/ John E. Tyson
John E. Tyson, Chief Executive Officer

AMERIVON HOLDINGS, LLC

	By:	John E. Tyson
John E. Tyson, Chief Executive Officer

/s/ John E. Tyson
JOHN E. TYSON

Exhibit A-1

Exhibit B
PREFERRED STOCK PURCHASE AGREEMENT

This Preferred Stock Purchase Agreement (this “Agreement”) is dated as of April 3, 2009, among aVinci Media Corporation, a Delaware corporation (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act (as defined below) and Rule 506 promulgated thereunder, the Company desires to issue and sell to the Purchasers up to 1,500,000 shares of the Company’s Series A Convertible Preferred Stock (as defined below) and each Purchaser, severally and not jointly, desires to purchase from the Company the Company’s Series A Convertible Preferred Stock as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

1.         Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

“Certificate of Designation” means the Certificate of Designation of the Series A Convertible Preferred Stock in the form of Exhibit A attached hereto.

“Closing Date” means the day when all of the Transaction Agreements have been executed and delivered by the applicable parties thereto, and all conditions set forth herein are satisfied, or such other date as the parties may agree.

“Common Stock” means the Company’s common stock, $0.01 par value.

“Registrable Securities” means the shares of Common Stock issued or issuable upon conversion of the Shares and exercise of the Warrants, provided, however, that securities shall only be treated as Registrable Securities if and only for so long as they (A) have not been disposed of pursuant to a registration statement declared effective by the U.S. Securities and Exchange Commission; (B) have not been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act so that all transfer restrictions and restrictive legends with respect thereto are removed upon the consummation of such sale; and (C) may not be disposed of under Rule 144 under the Securities Act without restriction.

“Series A Preferred Stock” means the Series A Convertible Preferred Stock, with a par value of $0.01 per share and a stated value of $1.00 per share, having the rights and preferences set forth on the Certificate of Designation.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the shares of Series A Preferred Stock issued by the Company.

“Significant Holder” means any Purchaser that owns at least 25% of the capital stock of the Company on a fully-diluted basis and is a holder of Series A Preferred Stock.

“Transaction Agreements” means this Agreement, the Certificate of Designation, the Warrants, and all other documents or agreements executed in connection with the transactions contemplated hereunder.

“Warrants” means the warrants, in the form attached hereto as Exhibit B, issued to each Purchaser for the purchase of Common Stock equal to 25% of the Registrable Securities issuable upon conversion of the Purchaser’s Shares.

Exhibit B-1

2.           Sale of the Shares. Upon execution of this Agreement, subject to the terms and conditions herein set forth, and on the basis of the representations, warranties and agreements herein contained, the Company shall sell up to 750,000 Shares to the Purchasers and the Purchasers shall purchase up to 750,000 Shares from the Company on or before March 13, 2009.  Each individual Purchaser shall purchase the number of Shares indicated on the signature page for such Purchaser, and the Company shall sell such number of Shares to such Purchaser.  The Closing Date for this initial purchase is the “Initial Closing Date.”  On satisfaction by the Company of the performance criteria set forth on Schedule A attached hereto and incorporated herein by this reference (the “Performance Benchmarks”), but in no event later than September 30, 2009, upon fifteen (15) days prior notice to the Purchasers, the Company shall sell up to an additional 750,000 Shares (the “Additional Shares”) to the Purchasers and the Purchasers shall purchase the Additional Shares from the Company.  On satisfaction of the Performance Benchmarks, each individual Purchaser shall purchase the number of Shares indicated on the signature page for such Purchaser, and the Company shall sell such number of Shares to such Purchaser.  In addition, each Purchaser has the option on or before December 31, 2009, to purchase such Purchaser’s allocation of the Additional Shares regardless of whether the Company has satisfied the Performance Benchmarks by giving written notice to the Company.  If a Purchaser exercises such option prior to the date that the Company satisfies the Performance Benchmarks, then the number of Additional Shares that such Purchaser is required to purchase shall be reduced by the number of Additional Shares purchased on exercise of the option.  The Closing Date for the purchase of the Additional Shares, whether by the Company satisfying the Performance Benchmarks or each Purchaser exercising the option, is the “Second Closing Date.”  If less than 1,500,000 Shares of Series A Preferred Stock are purchased, then promptly after January 31, 2010, the Company shall reduce the number of shares of preferred stock that are designated as Series A Preferred Stock to the number that are then outstanding.

As soon as practicable after each applicable Closing Date, the Company shall issue and deliver to each Purchaser a certificate or certificates representing the Shares purchased by each Purchaser.  The certificate representing the Shares which will be issued to each Purchaser shall not be subject to any liens, security interests, pledges, encumbrances, charges, restrictions, demands or claims in any other party whatsoever, except as set forth in the legend on the certificate, which legend shall provide as follows:

THE SHARES (OR OTHER SECURITIES) REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.  THE SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

The Company is transferring the Shares to each Purchaser in consideration of the sum of $1.00 per Share, payable by wire transfer to the Company’s account.

If the Company satisfies the Performance Benchmarks but a Purchaser does not purchase all of such Purchaser’s allocation of the Additional Shares, then the Company hereby grants to Amerivon Investments LLC (“Amerivon”) an option for thirty (30) days after the Second Closing Date to purchase any or all of such unpurchased Shares for $1.00 per Share.  If the Company does not satisfy the Performance Benchmarks and a Purchaser does not exercise such Purchaser’s option to purchase all of such Purchaser’s allocation of the Additional Shares by December 31, 2009, then the Company hereby grants to Amerivon an option through January 31, 2010 to purchase any or all of such unpurchased Shares for $1.00 per Share.  Amerivon shall exercise either option by giving written notice thereof to the Company, which notice shall specify a closing date that shall be within thirty (30) days of the date of the notice.

3.         Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of each applicable Closing Date.

The Company hereby represents and warrants that:

3.1           The Shares have been duly authorized and validly issued by the appropriate corporate action of the Company and are fully paid and non-assessable, free and clear of all liens, encumbrances, equities or claims.  The Registrable Securities have been duly authorized, and when issued and paid for in accordance with the terms of their respective Transaction Agreement, will be validly issued, fully paid, and non-assessable, free and clear of all liens, encumbrances, equities, or claims.  The Company has duly and validly reserved sufficient shares of Common Stock for issuance on conversion of the Shares and on exercise of the Warrants.

3.2           The Company has full corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby.  The execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary corporate action on behalf of the Company.  This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with the terms hereby, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3           Neither of the execution and delivery by the Company nor the compliance by the Company with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws of the Company, (ii) conflict with, violate, result in the breach of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other obligation to which the Company is a party or by which the Company or its properties or assets are bound or (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which the Company is bound, except, in the case of clauses (ii) and (iii), for such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on the business, properties, results of operations, prospects, conditions (financial or otherwise) of the Company and its subsidiaries, taken as a whole.

Exhibit B-2

3.4           No consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any person or governmental body is required on the part of the Company in connection with the execution and delivery of this Agreement or the compliance by the Company with any of the provisions hereof, other than notice filings under the Securities Act and applicable state securities laws.

3.5           The Company has made available to the Purchasers all the information reasonably available to the Company that the Purchasers have requested for deciding whether to acquire the Shares.

3.6           The Company has timely made all filings with the Securities and Exchange Commission that it is required to make under the Securities Exchange Act of 1934.  Each such filing, as of its date, was accurate and complete, did not contain any untrue statement of a material fact, and did not omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.  The total of all such filings made by the Company contains all relevant and material information about the Company, does not contain any untrue statement of a material fact, and dies not omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

3.7           The Company’s capitalization as set forth in Amendment No. 7 to Registration Statement filed by the Company with the Securities and Exchange Commission on February 6, 2009, is correct and complete.

3.8           The Company agrees to hold each Purchaser and its respective directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any breach of any representation or warranty of the Company in the Transaction Agreements, or breach of any such representation or warranty alleged by a third party, or any breach or failure by the Company to comply with any covenant made by the Company in the Transaction Agreements or any other document furnished by the Company to any of the foregoing in connection with this transaction.

4.         Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, as to such Purchaser alone and not as to any other Purchaser, that:

4.1           The Purchaser represents that the Purchaser is an “accredited investor” as such term is defined in Rule 501 of Regulation D (“Regulation D”) promulgated under the Securities Act, and that the Purchaser is able to bear the economic risk of an investment in the Shares.

4.2           The Purchaser hereby acknowledges and represents that the Purchaser has knowledge and experience in business and financial matters and prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange.

4.3           The Purchaser hereby acknowledges receipt and careful review of this Agreement and any documents which may have been made available upon request and hereby represents that the Purchaser has been furnished with all information regarding the Company, the terms and conditions of the Shares and any additional information that the Purchaser has requested or desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

4.4           In making the decision to invest in the Shares the Purchaser has relied solely upon the information provided by the Company, including but not limited to filings made by the Company with the Securities and Exchange Commission.  To the extent necessary, the Purchaser has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder.

4.5           The Purchaser represents that (i) the Purchaser was contacted regarding the sale of the Shares by the Company (or an authorized agent or representative thereof) with whom the Purchaser had a prior substantial pre-existing relationship and (ii) no Shares were offered or sold to it by means of any form of general solicitation or general advertising, and in connection therewith, the Purchaser did not (A) receive or review any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio, whether closed circuit, or generally available; or (B) attend any seminar meeting or industry investor conference whose attendees were invited by any general solicitation or general advertising.

4.6           The Purchaser hereby represents that the Purchaser, either by reason of the Purchaser’s business or financial experience, has the capacity to protect the Purchaser’s own interests in connection with the transaction contemplated hereby.

4.7           The Purchaser hereby acknowledges that the Shares have not been reviewed by the U.S. Securities and Exchange Commission (the “SEC”) nor any state regulatory authority since the Shares are intended to be exempt from the registration requirements of Section 5 of the Securities Act pursuant to Regulation D promulgated thereunder.  The Purchaser understands that the Shares have not been registered under the Securities Act or under any state securities or “blue sky” laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Shares unless they are registered under the Securities Act and under any applicable state securities or “blue sky” laws or unless an exemption from such registration is available.

4.8           The Purchaser understands that the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Purchaser’s investment intention.  In this connection, the Purchaser hereby represents that the Purchaser is purchasing the Shares for the Purchaser’s own account for investment and not with a view toward the resale or distribution to others in violation of the Securities Act or applicable state securities laws.  The Purchaser, if an entity, further represents that it was not formed for the specific purpose of purchasing the Shares.

4.9           The Purchaser understands that there is no public market for the Shares and that no market may develop for any of such Shares.  The Purchaser understands that even if a public market develops for such Shares, Rule 144 promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act.  The Purchaser understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or “blue sky” laws.

Exhibit B-3

4.10           The Purchaser consents to the placement of a legend on any certificate or other document evidencing the Shares that such Shares have not been registered under the Securities Act or any state securities or “blue sky” laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement.  The Purchaser is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Shares. The legend to be placed on each certificate shall be in form substantially similar to the following:

“THE SHARES (OR OTHER SECURITIES) REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.  THE SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.”

4.11           The Purchaser hereby represents that the address of the Purchaser furnished by Purchaser on the signature page hereof is the Purchaser’s principal residence if Purchaser is an individual or its principal business address if it is a corporation or other entity.

4.12           The Purchaser represents that the Purchaser has full power and authority (corporate, statutory and otherwise) to execute and deliver this Agreement and to purchase the Shares.  This Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.13           If the Purchaser is a corporation, partnership, limited liability company, trust, employee benefit plan, individual retirement account, or other tax-exempt entity, it is authorized and qualified to invest in the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

4.14           The Purchaser agrees not to issue any public statement with respect to the Purchaser’s investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company’s prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

4.15           The Company agrees not to disclose the names, addresses or any other information about the Purchasers, except as required by law; provided, that the Company may use the name of the Purchaser for in any report required to be filed with the Securities and Exchange Commission.

4.16           The Purchaser understands that the Shares are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state securities laws and that the Company and the principals and controlling persons thereof are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments, and understandings set forth herein in order to determine the applicability of such exemptions and the Purchaser’s suitability to acquire Shares.

4.17           The Purchaser agrees to hold the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Shares by the Purchaser in violation of the Securities Act or any applicable state securities or “blue sky” laws; or (b) any false representation or warranty or any breach or failure by the Purchaser to comply with any covenant made by the Purchaser in this Agreement or any other document furnished by the Purchaser to any of the foregoing in connection with this transaction.  The maximum liability of any Purchaser for indemnification under this Section 4.17 shall be limited to the purchase price that such Purchaser paid for the Shares.

4.18           The Purchaser acknowledges and agrees that the Company makes no other representations or warranties with respect to the Shares or the Company other than as set forth in the Transaction Agreements.

5.         Conditions to the Purchasers’ Obligations at Closing Date. The obligations of each Purchaser to purchase Shares at the Initial Closing Date or at the Second Closing Date are subject to the fulfillment, on or before such Closing Date, of each of the following conditions, unless otherwise waived:

5.1           Representations and Warranties. The representations and warranties of the Company contained in Section 3 shall be true and correct in all respects as of such Closing Date.

5.2           Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing Date.  For the Second Closing Date, the Company shall have satisfied all of the performance criteria set forth in Schedule A.

Exhibit B-4

5.3           Due Diligence. If the Purchaser performs, at its option, any legal or financial due diligence of the Company, the results of such legal and/or financial due diligence of the Company shall have been satisfactory to the Purchaser.

5.4           Opinion of Counsel. The Purchaser shall have received the opinion from Sichenzia Ross Friedman Ference LLP, counsel for the Company, dated as of the Initial Closing Date, in the form attached hereto as Exhibit C.

5.5           Budget.  All Significant Holders shall have approved the Company’s 2009 budget and management compensation plans attached hereto as Exhibit D.

6.         Conditions of the Company’s Obligations at Closing Date. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing Date or at the Second Closing Date are subject to the fulfillment, on or before such Closing Date, of each of the following conditions, unless otherwise waived:

6.1           Representations and Warranties. The representations and warranties of each Purchaser contained in Section 4 shall be true and correct in all respects as of such Closing Date.

6.2           Performance. Each Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by such Purchaser on or before such Closing Date.

6.3           Consideration.  Each Purchaser shall transfer to the Company $1.00 per Share, payable by wire transfer.

7.      Registration Rights.

7.1           Demand Registration.  At any time after the earlier of the Company’s first underwritten public offering after the Closing Date and the date three years from the Initial Closing Date (but not within 180 days of the effective date of a registration), Purchasers holding at least 25% of aggregate voting power of the Series A Preferred Stock and Common Stock issued on conversion of the Series A Preferred Stock may request that the Company file a Registration Statement for at least 25% of the Registrable Securities (or any lesser percentage if the aggregate offering price to the public would exceed $1,500,000) and the Company will use its best effort to file a registration statement covering the resale of such Registrable Securities and to cause such registration statement to be declared effective as soon as possible.

7.2           Piggyback Registration.  At any time after the date hereof, if the Company shall determine to register for its account or for the account of others any of its equity securities, the Company shall give notice to each Purchaser at least 30 days prior to filing a registration statement, and shall include in such registration statement the Registrable Securities, provided, however, that the Company may reduce the number of Registrable Securities registered in view of market conditions as determined in writing by the lead underwriter, if such registration statement is for an underwritten offering, or by the Company’s investment banker, which written determination the Company will share with the Purchasers who desire to include their Registrable Securities in such registration statement.  The Company may not reduce the number of Registrable Securities included in such registration statement by a greater percentage than any other person exercising piggyback registration rights.

7.3           Holdback Agreement.  Notwithstanding any other provision in this Article 7, each Purchaser agrees that it will not offer for public sale any shares of Registrable Securities, or effect any sale of securities pursuant to Rule 144, during the 180 days after the effective date of the registration statement for the first underwritten offering by the Company after the Initial Closing Date unless such Registrable Securities are covered by such registration statement or such shorter period is agreed to by any managing underwriter or underwriters of such offering.

7.4           Registration Expenses.  The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to registration pursuant to Section 7.1 or Section 7.2.

7.5           Registration Procedures.  Whenever required under this Article 7 to include Registrable Securities in a Company registration statement, the Company shall use best efforts to (i) cause such registration statement to become effective with the SEC and such states as the sellers of Registrable Securities (the “Selling Holders”) may reasonably require, and (ii) cause such registration statement to remain effective until the earlier to occur of (A) such date as the Selling Holders have completed the distribution described in the registration statement and (B) such time that all of such Registrable Securities are no longer, by reason of Rule 144 under the Securities Act, required to be registered for the sale thereof by such Selling Holders.

7.6           Prospectus.  The Company shall furnish to the Selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as amended or supplemented from time to time, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

7.7           Furnish Information.  It shall be a condition precedent to the obligation of the Company to take any action pursuant to this Article 7 with respect to the Registrable Securities of any Selling Holder that such Selling Holder shall furnish to the Company such information regarding the Selling Holder, the Registrable Securities held by the Selling Holder, and the intended method of disposition of such securities as shall be reasonably required by the Company to effect the registration of such Selling Holder’s Registrable Securities.

7.8           Termination of Registration Rights.  The rights to cause the Company to register Registrable Securities under this Article 7 shall terminate if each Purchaser is entitled to sell all of its Registrable Securities pursuant to Rule 144 under the Securities Act without volume restrictions.  In order to make the benefits of Rule 144 available to the Purchasers, the Company shall (i) ensure that there is adequate current public information (as set forth in Rule 144(c)) available with respect to the Company, (ii) timely file with the SEC all reports and other documents required to be filed by the Company under the Securities Act, the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, and (iii) promptly furnish to a Purchaser upon request (i) a written statement by the Company that it has complied with these covenants, (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents filed by the Company as may be reasonably requested by a Purchaser.

7.9           Indemnification.  The Company shall indemnify, defend, save, and hold each Selling Holder harmless from and against any and all liabilities, claims, damages, demands, expenses, and losses, including but not limited to interest, penalties, court costs, attorneys’ fees, and settlements approved by the Company, which approval shall not be unreasonably withheld, conditioned, or delayed, resulting from any actual or alleged untrue statement of a material fact contained in any registration statement (including any preliminary or final prospectus contained therein or any amendment or supplement thereto) or in any other document filed with the SEC pursuant to this Agreement, or any actual or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation of the federal or applicable state securities laws by the Company.

7.10           Contribution.  If the indemnification provided for in Section 7.9 from the Company is unavailable to an indemnified party hereunder in respect to any liability, claim, damage, demand, expense, or loss referred to herein, then the Company in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such liability, claim, damage, demand, expense, or loss in such proportion as is appropriate to reflect the relative fault of the Company and the indemnified party in connection with the statements or omissions that resulted in such liability, claim, damage, demand, expense, or loss, as well as any other relevant equitable consideration.  The relative fault of the Company and such indemnified party shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or such indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such untrue statement or omission.  The amount paid or payable by a party as a result of the liabilities, claims, damages, demands, expenses, and losses referred to above shall be deemed to include any court costs, attorneys’ fees, and other expenses reasonably incurred by such party in connection with investigating or defending any action, suit, or proceeding.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.10 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in this Section 7.10.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not also guilty of such fraudulent misrepresentation.

8.      Purchasers’ Rights.

8.1           Financial Statements.  As long 25% of the Series A Preferred Stock remains outstanding, the Company shall deliver to all Purchasers the Form 10-K by the earlier of the date filed with the SEC or 105 days of the fiscal year-end and Forms 10-Q by the earlier of the date filed with the SEC or 50 days of the end of each interim fiscal quarter.

Exhibit B-5

8.2           Executive Committee.  As long as a Significant Holder owns the Series A Preferred Stock, the Company shall maintain (a) an “Executive Committee” comprised of three directors of the Company with the initial persons being John Tyson, Tod Turley and Jerrell Clay and (b) a Chairman of the Board position (“Chairman”) initially filled by John Tyson.  In the event that any of such individuals resign as a director or provide a written resignation from the Executive Committee, the individual shall be replaced by another director designated by the Significant Holder.

(a) The Executive Committee shall be empowered by the Company’s Board of Directors to oversee the Company’s management in the following areas:

Sales and marketing including the hiring of a new senior sales marketing manager; and

Finance, including establishing spending budgets, including financial forecasting and reporting.

(b) The Chief Executive Officer of the Company shall report to the Executive Committee.  The Chairman shall be the primary liaison for the Executive Committee and shall be authorized to oversee such areas on a day-to-day basis and to work closely with the Chief Executive Officer to gain approvals from the Executive Committee for matters overseen by the Executive Committee.

8.3           Right of First Refusal.  So long as a Purchaser holds Shares, in the event that the Company offers equity securities (other than a Permitted Issuance), each Purchaser shall have a right of first refusal to purchase a pro rata percentage of shares of the equity securities, based on the Purchaser’s percentage ownership interest in the Company.  For purposes of this Section 8.3, a “Permitted Issuance” is (a) the grant of options or the sale of shares pursuant to the exercise of such options, that total less than an aggregate of 10% of the Company’s outstanding Common Stock, calculated at the time of the issuance of such options, (b) the exercise of options or warrants outstanding as of the date hereof, (c) the issuance of Registrable Securities or (d) equity securities issued in connection with an acquisition or in a registered public offering.

8.4           Expenses.  The Company and the Purchasers will each bear their own legal and other expenses with respect to the transaction, except that the Company will pay the fees and expenses incurred before the Initial Closing Date of (a) counsel to the Purchasers and (b) consultants to the Purchasers, subject to a maximum aggregate amount for both (a) and (b) of $25,000.  Each Purchaser shall be entitled to review the Company’s material agreements, at the Purchaser’s sole cost and expense, following the transaction; provided, however, that the Company shall have no obligation to provide such information to any Purchaser if the Company reasonably determines that the information contains confidential information of the Company.

9.           Miscellaneous.

9.1           Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the each Closing Date and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

9.2           Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3           Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Utah, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

9.4           Counterparts; Facsimile. This Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.5           Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, or (c) three business days after deposit with an internationally recognized overnight courier, freight prepaid, specifying next business day delivery, if available, with written verification of receipt.

9.6           No Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

9.7           Attorneys’ Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.8           Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

9.9           Entire Agreement. This Agreement (including the Exhibits hereto), the Certificate of Designation and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

Exhibit B-6

IN WITNESS WHEREOF, the Company executed this Preferred Stock Purchase Agreement as of the date first written above.

The Company hereby acknowledges that Amerivon Investments LLC is purchasing both 175,000 initial Shares and 175,000 Additional Shares on the Initial Closing Date, and that after completing such purchases, Amerivon Investments LLC will have no additional obligation to purchase Shares pursuant to this Preferred Stock Purchase Agreement.

AVINCI MEDIA CORPORATION

By:	/s/ Richard Paulsen, COO

Exhibit B-7

PREFERRED STOCK PURCHASE AGREEMENT SIGNATURE PAGE

[COMPANY OR TRUST]

The undersigned hereby represents, warrants and covenants that the undersigned is duly authorized by the prospective investor to take all requisite action on the part of the prospective investor listed below to enter into this Agreement and, further, that the prospective investor has all requisite authority to enter into such Agreement.

The undersigned represents and warrants that each of the above representations, agreements or understandings set forth herein applies to the prospective investor and that the undersigned has authority under the organizational documents, charter, by-laws, resolutions or trust agreement of such prospective investor to execute this Agreement.

Amerivon Investments LLC

Name of Company (Please type or print)

By:/s/ Tod. M Turley

Name: Tod M Turley

Title: Chief Executive Officer

Number of Shares on Initial Closing Date	Amount of wire transfer:
Subscribed for: 175,000	$175,000

Number of Shares on Second Closing Date	Amount of wire transfer:
Subscribed for: 175,000	$175,000

The purchase of the initial Shares and the Additional Shares are both being completed on the Initial Closing Date.

Exhibit B-8

CERTIFICATE OF SIGNATORY

(To be completed if Shares are

being subscribed for by an entity)

I, Tod M. Turley, am the Chief Executive Officer of Amerivon Investments LLC (the “Entity”).

I certify that I am empowered and duly authorized by the Entity to execute and carry out the terms of the Subscription Agreement and to purchase and hold the Shares, and certify further that the Subscription Agreement has been duly and validly executed on behalf of the Entity and constitutes a legal and binding obligation of the Entity.

IN WITNESS WHEREOF, I have set my hand this 3rd day of April, 2009

/s/ Tod. M Turley
(Signature)

Exhibit B-9

Exhibit C

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR REGISTERED OR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS THEREFROM.  THE HOLDER MAY NOT OFFER, SELL, TRANSFER, ASSIGN, PLEDGE, HYPOTHECATE, OR OTHERWISE DISPOSE OF OR ENCUMBER SUCH SECURITIES EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION AND/OR QUALIFICATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

Warrant to Purchase 437,500 Common Shares (subject to adjustment)

Date: April 3, 2009 Warrant No. 2009-1

WARRANT TO PURCHASE COMMON STOCKOF
aVINCI MEDIA CORPORATION

This certifies that, for value received, Amerivon Investments LLC (the “Holder”), is entitled, subject to the terms set forth below, to purchase from aVinci Media Corporation, a Delaware corporation (the “Company”), 437,500 shares of the Company’s Common Stock (the “Common Stock”) upon surrender of this Warrant at the principal office of the Company with the simultaneous payment of the Exercise Price as set forth in Section 2, in lawful money of the United States or otherwise as hereinafter provided.  The number and character of such Common Stock are subject to adjustment as provided in Section 2.

1. TERM OF WARRANT.  Subject to the terms and conditions set forth herein, this Warrant shall become exercisable on the date hereof, and shall remain exercisable until 5:00 P.M., Mountain Daylight Time, on April 3, 2014, and shall be void thereafter.

2. EXERCISE PRICE.

2.1 Exercise Price.  The initial Exercise Price for the Common Stock purchasable on exercise of this Warrant is $0.25 per share of Common Stock, subject to adjustment as set forth in this Section 2.

2.2 Adjustment for Splits, Combinations, and Dividends.  In the event the Company should at any time or from time to time after the date hereof fix a record date for a split, subdivision, or combination of the outstanding Common Stock, or a dividend payable in Common Stock, then as of such record date (or the date of such split, subdivision, combination, or dividend if no record date is fixed) the number of Common Stock that this Warrant is exercisable to purchase shall be adjusted to be the same number of Common Stock that the Holder would have if this Warrant had been exercised immediately prior to such split, subdivision, combination, or dividend.  The Exercise Price shall be adjusted to be the then Exercise Price multiplied by a fraction, the numerator of which is the number of Common Stock that this Warrant is exercisable to purchase immediately prior to such split, subdivision, combination, or dividend, and the denominator of which is the number of Common Stock that this Warrant will be exercisable to purchase immediately after such event.

2.3 Adjustment for Reorganization, Reclassification, Exchange, or Substitution.  In the event there is a capital reorganization of the Common Stock, or the Common Stock are changed into the same or different kind or amount of equity securities, whether by reclassification, exchange, substitution, or otherwise (other than a split or combination provided for in Section 2.2 or a merger, consolidation, or sale of assets provided for in Section 2.4), then the Holder shall have the right thereafter to receive upon exercise of this Warrant the kind and amount of securities and property receivable upon such reorganization, reclassification, exchange, substitution, or other change that the Holder would have if this Warrant had been exercised immediately prior to such reorganization, reclassification, exchange, substitution, or other change.

2.4 Adjustment for Merger, Consolidation, or Sale of Assets.  In the event the Company shall merge or consolidate into another company where the Company is not the surviving entity, or the Company shall sell all or substantially all of its assets to any other person, then as a part of such merger, consolidation, or sale, provision shall be made so that the Holder shall have the right thereafter to receive upon exercise of this Warrant the kind and amount of securities and property of the Company or of the successor entity resulting from such merger, consolidation, or sale that the Holder would have if this Warrant had been exercised immediately prior to such merger, consolidation, or sale.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 2.4 with respect to the rights of the Holder after such merger, consolidation, or sale to the end that the provisions of this Section 2 shall be applicable after that event as nearly equivalent as may be practicable.

Exhibit C-1

2.5 Adjustment for Certain Issuances.  The Exercise Price shall be subject to adjustment from time to time in the event the Company issues Common Stock for a price less than the then Exercise Price, issues options, warrants, or rights exercisable to purchase Common Stock at an exercise price less than the then Exercise Price, issues securities convertible into Common Stock  at a conversion price less than the then Exercise Price, or issues options, warrants, or rights exercisable to purchase securities convertible into Common Stock at a conversion price less than the then Exercise Price (collectively, a “Dilution Event”).  Notwithstanding the foregoing, a Dilution Event shall not be triggered by the grant of options, or the sale of shares pursuant to the exercise of such options, that total less than an aggregate of 10% of the Company’s outstanding Common Stock, calculated at the time of the issuance of such options.  Upon a Dilution Event, the Exercise Price shall be adjusted, rounded to the nearest One-Tenth of One Cent ($.001), to be equal to the Exercise Price immediately prior to the Dilution Event, multiplied by a fraction, the numerator of which is the sum of (a) the number of Common Stock outstanding on a fully diluted basis immediately prior to the Dilution Event plus (b) the number of Common Stock that the aggregate consideration received or deemed to be received pursuant to Section 2.6 in the Dilution Event giving rise to this adjustment would purchase at the then Exercise Price, and the denominator of which is the number of Common Stock outstanding on a fully diluted basis immediately after the Dilution Event; provided, however, that if a Dilution Event includes options, warrants, or rights exercisable to purchase shares of Common Stock at an exercise price that exceeds by more than twenty percent (20%) the purchase price on a per share basis of other securities issued in such Dilution Event, then such options, warrants, and rights shall not be included in determining the amount of any adjustment to the Exercise Price in such Dilution Event.

2.6 Consideration Received. The consideration received by the Company for any Dilution Event shall be the sum of all cash and the fair market value of all property other than cash, as determined by the Company’s Board of Directors in good faith and reasonably acceptable to the Holder, received or applied to the benefit of the Company plus, for options, warrants, and rights, the amount equal to the Exercise Price multiplied by the number of securities subject to such option, warrant, or right.  When equity securities are issued in connection with debt securities, the debt securities shall be valued at their full face value when allocating the consideration received by the Company between the equity and debt securities.

2.7 Notice of Adjustment.  In the event there is an adjustment to this Warrant pursuant to this Section 2, the Company shall give the Holder written notice of the effectiveness of the adjustment within five (5) days after the effective date.

3. EXERCISE OF WARRANT.

3.1 Manner of Exercise.  The Holder may exercise the purchase rights represented by this Warrant in whole or in part, but not for less than 1,000 shares of Common Stock at a time (or such lesser number of Common Stock which may then constitute the maximum number purchasable) at any time or from time to time during the term hereof as described in Section 1, upon (i) the surrender of this Warrant at the office of the Company, (ii) payment of the purchase price of the Common Stock to be purchased in cash, by check, or other form of payment acceptable to the Company, and (iii) compliance with the provisions of Sections 3.2 and 3.3.

3.2 Effect of Exercise.  This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided in Section 3.1 and the person entitled to receive the Common Stock issuable upon such exercise shall be treated for all purposes as the holder of record of such units as of the close of business of such date.  As promptly as practicable on or after such date and in any event within five (5) days thereafter, the Company at its expense shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates, as applicable, for the number of Common Stock issuable upon such exercise.  In the event that this Warrant is exercised in part, the Company at its expense shall execute and deliver a new Warrant of like tenor exercisable for the number of Common Stock for which this Warrant may then be exercised; provided that the failure of the Company to issue such new Warrant shall not affect the rights that would be conferred on the Holder if such new Warrant had been issued.

3.3 Compliance With Securities Laws.  Exercise of this Warrant is subject to the Holder’s compliance with federal and all applicable state securities laws.  Upon exercise of this Warrant, the Holder shall provide the Company with a written representation letter containing such representations as the Company may reasonably request to comply with such securities laws.

4. NO FRACTIONAL UNITS OR SCRIP.  The Company shall not issue any fractional shares of Common Stock or scrip representing fractional shares of Common Stock upon exercise of this Warrant.  In lieu of any fractional shares of Common Stock to which the Holder would otherwise be entitled, the Company shall make a cash payment to the Holder (computed to the nearest cent) equal to the current market value of the fractional interest, or if there is no current market value for the Common Stock, then the Company’s Board of Directors in good faith shall determine the fair market value of the Common Stock.

5. REPLACEMENT OF WARRANT.  On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

Exhibit C-2

6. NO RIGHTS AS A SHAREHOLDER.  Except as otherwise provided herein, nothing contained in this Warrant shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a shareholder in respect of meetings of shareholders for the election of directors of the Company or any other matter or any right whatsoever as a shareholder of the Company.  The Company shall not pay or accrue any dividends in respect of this Warrant or the Common Stock purchasable hereunder until, and only to the extent that, the Holder shall have exercised this Warrant as set forth in Section 3.

7. TRANSFER.  The Holder may not offer, sell, transfer, assign, pledge, hypothecate, or otherwise dispose of or encumber this Warrant without the prior written consent of the Company, which consent the Company may not unreasonably withhold.  The Holder may transfer this Warrant to an affiliate of the Holder without the Company’s consent if the Holder complies with all federal and applicable state securities laws.

8. RESERVATION OF COMMON STOCK.  The Company covenants that during the term that this Warrant is exercisable, the Company shall reserve from its authorized and unissued Common Stock a sufficient number of shares of Common Stock to provide for the issuance of Common Stock on the exercise of this Warrant, and from time to time will take all steps necessary to provide sufficient reserves of Common Stock for issuance upon exercise of this Warrant.  The Company agrees that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing unit certificates to execute and issue the necessary certificates for Common Stock on the exercise of this Warrant.

9. NOTICES.  The Company shall give the Holder at least thirty (30) days prior written notice of each of the following:

9.1 Record Date.  A record date is set by the Company for the distribution of cash, securities, or any other property to its shareholders;

9.2 Distribution.  The Company makes a distribution of cash, securities, or any other property to its shareholders without setting a record date;

9.3 Dissolution.  The Company voluntarily elects to wind-up, liquidate, or dissolve;

9.4 Capital Transaction.  The sale of all of the outstanding Common Stock, the sale of all or substantially all of the Company’s operating assets, the initial public offering of the Common Stock, or the merger, consolidation, or combination of the Company with or into another entity or entities where the Company’s shareholders immediately prior to such event own less than a majority of the outstanding voting interests of the surviving entity immediately after such event; and

9.5 Adjustment of Exercise Price.  Any event set forth in Section 2 that would result in the adjustment of the Exercise Price of this Warrant.

10. GENERAL PROVISIONS.

10.1 Amendment.   Any amendment or modification of this Warrant shall be in writing and shall be signed by the parties hereto.

10.2 Waiver.  Any waiver of any right, power, or privilege hereunder must be in writing and signed by the party being charged with the waiver.  No delay on the part of any party hereto in exercising any right, power, or privilege hereunder shall operate as a waiver of any other right, power, or privilege hereunder, nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

10.3 Notices.  All notices or other communications required or permitted to be given pursuant to this Warrant shall be in writing and shall be delivered personally or sent by overnight courier or by certified mail, return receipt requested.  Notices delivered personally or sent by overnight courier shall be effective on the date received, while notices sent by certified mail, return receipt requested, shall be deemed to have been received and to be effective three (3) business days after deposit into the mails.  Notices shall be given to the parties at the following respective addresses, or to such other addresses as any party shall designate in writing:

If to the Company:                               Mr. Chett B. Paulsen
                                                                President
                                                                aVinci Media Corporation
                                                                11781 Lone Peak Parkway
                                                                Suite 270
                                                                Draper, Utah  84020

If to Holder:

10.4 Law Governing.  This Warrant has been negotiated, executed, and delivered and shall be performed in the State of Utah and shall be governed by and construed and enforced in accordance with the laws of the State of Utah, without regard for its conflict of laws rules.  The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Utah and any United States District Court situated in the State of Utah for any suit or proceeding arising out of or based upon this Warrant.

Exhibit C-3

10.5 Attorneys’ Fees.  Should a lawsuit or arbitration be commenced to interpret or enforce the terms of this Warrant, the prevailing party shall be entitled to recover costs and attorneys’ fees in addition to any other recovery to which such party may be entitled.

10.6 Arbitration.  If any dispute arises concerning the interpretation, validity, or performance of this Warrant any of its terms and provisions, including but not limited to the issue of whether or not a dispute is arbitrable, then the parties shall submit such dispute for binding determination before a retired judge selected from J.A.M.S., Inc. or any similar organization mutually acceptable to the parties.  The parties shall mutually agree on one arbitrator from the list provided by the arbitrating organization; provided that if the parties cannot agree, then the parties shall select one arbitrator according to the rules of the arbitrating organization.  The arbitration shall take place in Utah and shall be conducted in accordance with the then prevailing rules of the arbitrating organization, except as set forth in this Section 10.6.  The parties shall have all rights for depositions and discovery as provided to litigants by Utah law.  The arbitrator shall apply Utah substantive, procedural, and evidence law to the proceeding.  The arbitrator shall have the power to grant all legal and equitable remedies including provisional remedies and award compensatory damages provided by Utah law, but the arbitrator may not order relief in excess of what a court could order.  The arbitrator shall not have authority to award punitive or exemplary damages.  The arbitrator shall not have the power to commit errors of law or legal reasoning or to make findings of fact except upon sufficiency of the evidence and any award may be vacated or corrected for any such error.  The arbitrator shall prepare and provide the parties with a written award including factual findings and the legal reasoning upon which the award is based.  The arbitrator shall award costs and attorneys’ fees in accordance with the terms of this Agreement.  Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction.  The parties understand that by agreement to binding arbitration they are giving up the rights they may otherwise have to a trial by a court or a jury and all rights of appeal, and to an award of punitive or exemplary damages.  Pending resolution of any arbitration proceeding and selection of an arbitrator, either party may apply to any court of competent jurisdiction for any provisional remedy, including but not limited to a temporary restraining order or a preliminary injunction but excluding any dispute relating to discovery matters, and for enforcement of any such order.  The application for or enforcement of any provisional remedy by a party shall not operate as a waiver of the within agreement to submit a dispute to binding arbitration.

10.7 Construction.  The headings in the sections of this Warrant are for convenience only and shall not constitute a part hereof.  All references to numbered sections contained herein refer to the sections of this Warrant unless otherwise expressly stated.  Whenever the context so requires, the masculine shall include the feminine and the neuter, the singular shall include the plural, and conversely.  The terms and all parts of this Warrant shall in all cases be interpreted simply and according to their plain meaning and neither for nor against any party hereto.

[signatures on the next page]

Exhibit C-4

IN WITNESS WHEREOF, the Company has duly executed and delivered this Warrant as of this 3rd day of April, 2009.

aVinci Media Corporation

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
President

By:	/s/ Edward B. Paulsen
Edward B. Paulsen
Secretary and Treasurer

Exhibit C-5

Exhibit D

PREFERRED STOCK PURCHASE AGREEMENT

This Preferred Stock Purchase Agreement (this “Agreement”) is dated as of May 22, 2009, among aVinci Media Corporation, a Delaware corporation (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act (as defined below) and Rule 506 promulgated thereunder, the Company desires to issue and sell to the Purchasers up to 1,500,000 shares of the Company’s Series A Convertible Preferred Stock (as defined below) and each Purchaser, severally and not jointly, desires to purchase from the Company the Company’s Series A Convertible Preferred Stock as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

1.         Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

“Certificate of Designation” means the Certificate of Designation of the Series A Convertible Preferred Stock in the form of Exhibit A attached hereto.

“Closing Date” means the day when all of the Transaction Agreements have been executed and delivered by the applicable parties thereto, and all conditions set forth herein are satisfied, or such other date as the parties may agree.

“Common Stock” means the Company’s common stock, $0.01 par value.

“Registrable Securities” means the shares of Common Stock issued or issuable upon conversion of the Shares and exercise of the Warrants, provided, however, that securities shall only be treated as Registrable Securities if and only for so long as they (A) have not been disposed of pursuant to a registration statement declared effective by the U.S. Securities and Exchange Commission; (B) have not been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act so that all transfer restrictions and restrictive legends with respect thereto are removed upon the consummation of such sale; and (C) may not be disposed of under Rule 144 under the Securities Act without restriction.

“Series A Preferred Stock” means the Series A Convertible Preferred Stock, with a par value of $0.01 per share and a stated value of $1.00 per share, having the rights and preferences set forth on the Certificate of Designation.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the shares of Series A Preferred Stock issued by the Company.

“Significant Holder” means any Purchaser that owns at least 25% of the capital stock of the Company on a fully-diluted basis and is a holder of Series A Preferred Stock.

“Transaction Agreements” means this Agreement, the Certificate of Designation, the Warrants, and all other documents or agreements executed in connection with the transactions contemplated hereunder.

“Warrants” means the warrants, in the form attached hereto as Exhibit B, issued to each Purchaser for the purchase of Common Stock equal to 25% of the Registrable Securities issuable upon conversion of the Purchaser’s Shares.

Exhibit D-1

2.           Sale of the Shares. Upon execution of this Agreement, subject to the terms and conditions herein set forth, and on the basis of the representations, warranties and agreements herein contained, the Company shall sell up to 750,000 Shares to the Purchasers and the Purchasers shall purchase up to 750,000 Shares from the Company on or before March 13, 2009.  Each individual Purchaser shall purchase the number of Shares indicated on the signature page for such Purchaser, and the Company shall sell such number of Shares to such Purchaser.  The Closing Date for this initial purchase is the “Initial Closing Date.”  On satisfaction by the Company of the performance criteria set forth on Schedule A attached hereto and incorporated herein by this reference (the “Performance Benchmarks”), but in no event later than September 30, 2009, upon fifteen (15) days prior notice to the Purchasers, the Company shall sell up to an additional 750,000 Shares (the “Additional Shares”) to the Purchasers and the Purchasers shall purchase the Additional Shares from the Company.  On satisfaction of the Performance Benchmarks, each individual Purchaser shall purchase the number of Shares indicated on the signature page for such Purchaser, and the Company shall sell such number of Shares to such Purchaser.  In addition, each Purchaser has the option on or before December 31, 2009, to purchase such Purchaser’s allocation of the Additional Shares regardless of whether the Company has satisfied the Performance Benchmarks by giving written notice to the Company.  If a Purchaser exercises such option prior to the date that the Company satisfies the Performance Benchmarks, then the number of Additional Shares that such Purchaser is required to purchase shall be reduced by the number of Additional Shares purchased on exercise of the option.  The Closing Date for the purchase of the Additional Shares, whether by the Company satisfying the Performance Benchmarks or each Purchaser exercising the option, is the “Second Closing Date.”  If less than 1,500,000 Shares of Series A Preferred Stock are purchased, then promptly after January 31, 2010, the Company shall reduce the number of shares of preferred stock that are designated as Series A Preferred Stock to the number that are then outstanding.

As soon as practicable after each applicable Closing Date, the Company shall issue and deliver to each Purchaser a certificate or certificates representing the Shares purchased by each Purchaser.  The certificate representing the Shares which will be issued to each Purchaser shall not be subject to any liens, security interests, pledges, encumbrances, charges, restrictions, demands or claims in any other party whatsoever, except as set forth in the legend on the certificate, which legend shall provide as follows:

THE SHARES (OR OTHER SECURITIES) REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.  THE SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

The Company is transferring the Shares to each Purchaser in consideration of the sum of $1.00 per Share, payable by wire transfer to the Company’s account.

If the Company satisfies the Performance Benchmarks but a Purchaser does not purchase all of such Purchaser’s allocation of the Additional Shares, then the Company hereby grants to Amerivon Investments LLC (“Amerivon”) an option for thirty (30) days after the Second Closing Date to purchase any or all of such unpurchased Shares for $1.00 per Share.  If the Company does not satisfy the Performance Benchmarks and a Purchaser does not exercise such Purchaser’s option to purchase all of such Purchaser’s allocation of the Additional Shares by December 31, 2009, then the Company hereby grants to Amerivon an option through January 31, 2010 to purchase any or all of such unpurchased Shares for $1.00 per Share.  Amerivon shall exercise either option by giving written notice thereof to the Company, which notice shall specify a closing date that shall be within thirty (30) days of the date of the notice.

3.         Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of each applicable Closing Date.

The Company hereby represents and warrants that:

3.1           The Shares have been duly authorized and validly issued by the appropriate corporate action of the Company and are fully paid and non-assessable, free and clear of all liens, encumbrances, equities or claims.  The Registrable Securities have been duly authorized, and when issued and paid for in accordance with the terms of their respective Transaction Agreement, will be validly issued, fully paid, and non-assessable, free and clear of all liens, encumbrances, equities, or claims.  The Company has duly and validly reserved sufficient shares of Common Stock for issuance on conversion of the Shares and on exercise of the Warrants.

3.2           The Company has full corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby.  The execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary corporate action on behalf of the Company.  This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with the terms hereby, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3           Neither of the execution and delivery by the Company nor the compliance by the Company with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws of the Company, (ii) conflict with, violate, result in the breach of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other obligation to which the Company is a party or by which the Company or its properties or assets are bound or (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which the Company is bound, except, in the case of clauses (ii) and (iii), for such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on the business, properties, results of operations, prospects, conditions (financial or otherwise) of the Company and its subsidiaries, taken as a whole.

3.4           No consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any person or governmental body is required on the part of the Company in connection with the execution and delivery of this Agreement or the compliance by the Company with any of the provisions hereof, other than notice filings under the Securities Act and applicable state securities laws.

3.5           The Company has made available to the Purchasers all the information reasonably available to the Company that the Purchasers have requested for deciding whether to acquire the Shares.

3.6           The Company has timely made all filings with the Securities and Exchange Commission that it is required to make under the Securities Exchange Act of 1934.  Each such filing, as of its date, was accurate and complete, did not contain any untrue statement of a material fact, and did not omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.  The total of all such filings made by the Company contains all relevant and material information about the Company, does not contain any untrue statement of a material fact, and dies not omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

Exhibit D-2

3.7           The Company’s capitalization as set forth in Amendment No. 7 to Registration Statement filed by the Company with the Securities and Exchange Commission on February 6, 2009, is correct and complete.

3.8           The Company agrees to hold each Purchaser and its respective directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any breach of any representation or warranty of the Company in the Transaction Agreements, or breach of any such representation or warranty alleged by a third party, or any breach or failure by the Company to comply with any covenant made by the Company in the Transaction Agreements or any other document furnished by the Company to any of the foregoing in connection with this transaction.

4.         Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, as to such Purchaser alone and not as to any other Purchaser, that:

4.1           The Purchaser represents that the Purchaser is an “accredited investor” as such term is defined in Rule 501 of Regulation D (“Regulation D”) promulgated under the Securities Act, and that the Purchaser is able to bear the economic risk of an investment in the Shares.

4.2           The Purchaser hereby acknowledges and represents that the Purchaser has knowledge and experience in business and financial matters and prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange.

4.3           The Purchaser hereby acknowledges receipt and careful review of this Agreement and any documents which may have been made available upon request and hereby represents that the Purchaser has been furnished with all information regarding the Company, the terms and conditions of the Shares and any additional information that the Purchaser has requested or desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

4.4           In making the decision to invest in the Shares the Purchaser has relied solely upon the information provided by the Company, including but not limited to filings made by the Company with the Securities and Exchange Commission.  To the extent necessary, the Purchaser has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder.

4.5           The Purchaser represents that (i) the Purchaser was contacted regarding the sale of the Shares by the Company (or an authorized agent or representative thereof) with whom the Purchaser had a prior substantial pre-existing relationship and (ii) no Shares were offered or sold to it by means of any form of general solicitation or general advertising, and in connection therewith, the Purchaser did not (A) receive or review any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio, whether closed circuit, or generally available; or (B) attend any seminar meeting or industry investor conference whose attendees were invited by any general solicitation or general advertising.

4.6           The Purchaser hereby represents that the Purchaser, either by reason of the Purchaser’s business or financial experience, has the capacity to protect the Purchaser’s own interests in connection with the transaction contemplated hereby.

4.7           The Purchaser hereby acknowledges that the Shares have not been reviewed by the U.S. Securities and Exchange Commission (the “SEC”) nor any state regulatory authority since the Shares are intended to be exempt from the registration requirements of Section 5 of the Securities Act pursuant to Regulation D promulgated thereunder.  The Purchaser understands that the Shares have not been registered under the Securities Act or under any state securities or “blue sky” laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Shares unless they are registered under the Securities Act and under any applicable state securities or “blue sky” laws or unless an exemption from such registration is available.

4.8           The Purchaser understands that the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Purchaser’s investment intention.  In this connection, the Purchaser hereby represents that the Purchaser is purchasing the Shares for the Purchaser’s own account for investment and not with a view toward the resale or distribution to others in violation of the Securities Act or applicable state securities laws.  The Purchaser, if an entity, further represents that it was not formed for the specific purpose of purchasing the Shares.

4.9           The Purchaser understands that there is no public market for the Shares and that no market may develop for any of such Shares.  The Purchaser understands that even if a public market develops for such Shares, Rule 144 promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act.  The Purchaser understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or “blue sky” laws.

4.10           The Purchaser consents to the placement of a legend on any certificate or other document evidencing the Shares that such Shares have not been registered under the Securities Act or any state securities or “blue sky” laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement.  The Purchaser is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Shares. The legend to be placed on each certificate shall be in form substantially similar to the following:

Exhibit D-3

“THE SHARES (OR OTHER SECURITIES) REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.  THE SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.”

4.11           The Purchaser hereby represents that the address of the Purchaser furnished by Purchaser on the signature page hereof is the Purchaser’s principal residence if Purchaser is an individual or its principal business address if it is a corporation or other entity.

4.12           The Purchaser represents that the Purchaser has full power and authority (corporate, statutory and otherwise) to execute and deliver this Agreement and to purchase the Shares.  This Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.13           If the Purchaser is a corporation, partnership, limited liability company, trust, employee benefit plan, individual retirement account, or other tax-exempt entity, it is authorized and qualified to invest in the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

4.14           The Purchaser agrees not to issue any public statement with respect to the Purchaser’s investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company’s prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

4.15           The Company agrees not to disclose the names, addresses or any other information about the Purchasers, except as required by law; provided, that the Company may use the name of the Purchaser for in any report required to be filed with the Securities and Exchange Commission.

4.16           The Purchaser understands that the Shares are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state securities laws and that the Company and the principals and controlling persons thereof are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments, and understandings set forth herein in order to determine the applicability of such exemptions and the Purchaser’s suitability to acquire Shares.

4.17           The Purchaser agrees to hold the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Shares by the Purchaser in violation of the Securities Act or any applicable state securities or “blue sky” laws; or (b) any false representation or warranty or any breach or failure by the Purchaser to comply with any covenant made by the Purchaser in this Agreement or any other document furnished by the Purchaser to any of the foregoing in connection with this transaction.  The maximum liability of any Purchaser for indemnification under this Section 4.17 shall be limited to the purchase price that such Purchaser paid for the Shares.

4.18           The Purchaser acknowledges and agrees that the Company makes no other representations or warranties with respect to the Shares or the Company other than as set forth in the Transaction Agreements.

5.         Conditions to the Purchasers’ Obligations at Closing Date. The obligations of each Purchaser to purchase Shares at the Initial Closing Date or at the Second Closing Date are subject to the fulfillment, on or before such Closing Date, of each of the following conditions, unless otherwise waived:

5.1           Representations and Warranties. The representations and warranties of the Company contained in Section 3 shall be true and correct in all respects as of such Closing Date.

5.2           Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing Date.  For the Second Closing Date, the Company shall have satisfied all of the performance criteria set forth in Schedule A.

5.3           Due Diligence. If the Purchaser performs, at its option, any legal or financial due diligence of the Company, the results of such legal and/or financial due diligence of the Company shall have been satisfactory to the Purchaser.

5.4           Opinion of Counsel. The Purchaser shall have received the opinion from Sichenzia Ross Friedman Ference LLP, counsel for the Company, dated as of the Initial Closing Date, in the form attached hereto as Exhibit C.

5.5           Budget.  All Significant Holders shall have approved the Company’s 2009 budget and management compensation plans attached hereto as Exhibit D.

6.         Conditions of the Company’s Obligations at Closing Date. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing Date or at the Second Closing Date are subject to the fulfillment, on or before such Closing Date, of each of the following conditions, unless otherwise waived:

Exhibit D-4

6.1           Representations and Warranties. The representations and warranties of each Purchaser contained in Section 4 shall be true and correct in all respects as of such Closing Date.

6.2           Performance. Each Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by such Purchaser on or before such Closing Date.

6.3           Consideration.  Each Purchaser shall transfer to the Company $1.00 per Share, payable by wire transfer.

7.      Registration Rights.

7.1           Demand Registration.  At any time after the earlier of the Company’s first underwritten public offering after the Closing Date and the date three years from the Initial Closing Date (but not within 180 days of the effective date of a registration), Purchasers holding at least 25% of aggregate voting power of the Series A Preferred Stock and Common Stock issued on conversion of the Series A Preferred Stock may request that the Company file a Registration Statement for at least 25% of the Registrable Securities (or any lesser percentage if the aggregate offering price to the public would exceed $1,500,000) and the Company will use its best effort to file a registration statement covering the resale of such Registrable Securities and to cause such registration statement to be declared effective as soon as possible.

7.2           Piggyback Registration.  At any time after the date hereof, if the Company shall determine to register for its account or for the account of others any of its equity securities, the Company shall give notice to each Purchaser at least 30 days prior to filing a registration statement, and shall include in such registration statement the Registrable Securities, provided, however, that the Company may reduce the number of Registrable Securities registered in view of market conditions as determined in writing by the lead underwriter, if such registration statement is for an underwritten offering, or by the Company’s investment banker, which written determination the Company will share with the Purchasers who desire to include their Registrable Securities in such registration statement.  The Company may not reduce the number of Registrable Securities included in such registration statement by a greater percentage than any other person exercising piggyback registration rights.

7.3           Holdback Agreement.  Notwithstanding any other provision in this Article 7, each Purchaser agrees that it will not offer for public sale any shares of Registrable Securities, or effect any sale of securities pursuant to Rule 144, during the 180 days after the effective date of the registration statement for the first underwritten offering by the Company after the Initial Closing Date unless such Registrable Securities are covered by such registration statement or such shorter period is agreed to by any managing underwriter or underwriters of such offering.

7.4           Registration Expenses.  The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to registration pursuant to Section 7.1 or Section 7.2.

7.5           Registration Procedures.  Whenever required under this Article 7 to include Registrable Securities in a Company registration statement, the Company shall use best efforts to (i) cause such registration statement to become effective with the SEC and such states as the sellers of Registrable Securities (the “Selling Holders”) may reasonably require, and (ii) cause such registration statement to remain effective until the earlier to occur of (A) such date as the Selling Holders have completed the distribution described in the registration statement and (B) such time that all of such Registrable Securities are no longer, by reason of Rule 144 under the Securities Act, required to be registered for the sale thereof by such Selling Holders.

7.6           Prospectus.  The Company shall furnish to the Selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as amended or supplemented from time to time, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

7.7           Furnish Information.  It shall be a condition precedent to the obligation of the Company to take any action pursuant to this Article 7 with respect to the Registrable Securities of any Selling Holder that such Selling Holder shall furnish to the Company such information regarding the Selling Holder, the Registrable Securities held by the Selling Holder, and the intended method of disposition of such securities as shall be reasonably required by the Company to effect the registration of such Selling Holder’s Registrable Securities.

7.8           Termination of Registration Rights.  The rights to cause the Company to register Registrable Securities under this Article 7 shall terminate if each Purchaser is entitled to sell all of its Registrable Securities pursuant to Rule 144 under the Securities Act without volume restrictions.  In order to make the benefits of Rule 144 available to the Purchasers, the Company shall (i) ensure that there is adequate current public information (as set forth in Rule 144(c)) available with respect to the Company, (ii) timely file with the SEC all reports and other documents required to be filed by the Company under the Securities Act, the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, and (iii) promptly furnish to a Purchaser upon request (i) a written statement by the Company that it has complied with these covenants, (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents filed by the Company as may be reasonably requested by a Purchaser.

7.9           Indemnification.  The Company shall indemnify, defend, save, and hold each Selling Holder harmless from and against any and all liabilities, claims, damages, demands, expenses, and losses, including but not limited to interest, penalties, court costs, attorneys’ fees, and settlements approved by the Company, which approval shall not be unreasonably withheld, conditioned, or delayed, resulting from any actual or alleged untrue statement of a material fact contained in any registration statement (including any preliminary or final prospectus contained therein or any amendment or supplement thereto) or in any other document filed with the SEC pursuant to this Agreement, or any actual or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation of the federal or applicable state securities laws by the Company.

7.10           Contribution.  If the indemnification provided for in Section 7.9 from the Company is unavailable to an indemnified party hereunder in respect to any liability, claim, damage, demand, expense, or loss referred to herein, then the Company in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such liability, claim, damage, demand, expense, or loss in such proportion as is appropriate to reflect the relative fault of the Company and the indemnified party in connection with the statements or omissions that resulted in such liability, claim, damage, demand, expense, or loss, as well as any other relevant equitable consideration.  The relative fault of the Company and such indemnified party shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or such indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such untrue statement or omission.  The amount paid or payable by a party as a result of the liabilities, claims, damages, demands, expenses, and losses referred to above shall be deemed to include any court costs, attorneys’ fees, and other expenses reasonably incurred by such party in connection with investigating or defending any action, suit, or proceeding.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.10 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in this Section 7.10.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not also guilty of such fraudulent misrepresentation.

Exhibit D-5

8.      Purchasers’ Rights.

8.1           Financial Statements.  As long 25% of the Series A Preferred Stock remains outstanding, the Company shall deliver to all Purchasers the Form 10-K by the earlier of the date filed with the SEC or 105 days of the fiscal year-end and Forms 10-Q by the earlier of the date filed with the SEC or 50 days of the end of each interim fiscal quarter.

8.2           Executive Committee.  As long as a Significant Holder owns the Series A Preferred Stock, the Company shall maintain (a) an “Executive Committee” comprised of three directors of the Company with the initial persons being John Tyson, Tod Turley and Jerrell Clay and (b) a Chairman of the Board position (“Chairman”) initially filled by John Tyson.  In the event that any of such individuals resign as a director or provide a written resignation from the Executive Committee, the individual shall be replaced by another director designated by the Significant Holder.

(a) The Executive Committee shall be empowered by the Company’s Board of Directors to oversee the Company’s management in the following areas:

Sales and marketing including the hiring of a new senior sales marketing manager; and

Finance, including establishing spending budgets, including financial forecasting and reporting.

(b) The Chief Executive Officer of the Company shall report to the Executive Committee.  The Chairman shall be the primary liaison for the Executive Committee and shall be authorized to oversee such areas on a day-to-day basis and to work closely with the Chief Executive Officer to gain approvals from the Executive Committee for matters overseen by the Executive Committee.

8.3           Right of First Refusal.  So long as a Purchaser holds Shares, in the event that the Company offers equity securities (other than a Permitted Issuance), each Purchaser shall have a right of first refusal to purchase a pro rata percentage of shares of the equity securities, based on the Purchaser’s percentage ownership interest in the Company.  For purposes of this Section 8.3, a “Permitted Issuance” is (a) the grant of options or the sale of shares pursuant to the exercise of such options, that total less than an aggregate of 10% of the Company’s outstanding Common Stock, calculated at the time of the issuance of such options, (b) the exercise of options or warrants outstanding as of the date hereof, (c) the issuance of Registrable Securities or (d) equity securities issued in connection with an acquisition or in a registered public offering.

8.4           Expenses.  The Company and the Purchasers will each bear their own legal and other expenses with respect to the transaction, except that the Company will pay the fees and expenses incurred before the Initial Closing Date of (a) counsel to the Purchasers and (b) consultants to the Purchasers, subject to a maximum aggregate amount for both (a) and (b) of $25,000.  Each Purchaser shall be entitled to review the Company’s material agreements, at the Purchaser’s sole cost and expense, following the transaction; provided, however, that the Company shall have no obligation to provide such information to any Purchaser if the Company reasonably determines that the information contains confidential information of the Company.

9.           Miscellaneous.

9.1           Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the each Closing Date and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

9.2           Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3           Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Utah, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

9.4           Counterparts; Facsimile. This Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.5           Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, or (c) three business days after deposit with an internationally recognized overnight courier, freight prepaid, specifying next business day delivery, if available, with written verification of receipt.

9.6           No Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

9.7           Attorneys’ Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.8           Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

9.9           Entire Agreement. This Agreement (including the Exhibits hereto), the Certificate of Designation and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

Exhibit D-6

IN WITNESS WHEREOF, the Company executed this Preferred Stock Purchase Agreement as of the date first written above.

AVINCI MEDIA CORPORATION

By:	/s/ Richard Paulsen, COO

Exhibit D-7

PREFERRED STOCK PURCHASE AGREEMENT SIGNATURE PAGE

[INDIVIDUAL]

If the prospective investor is an individual, please execute this Agreement below.

John E. Tyson

Name of individual (Please type or print)

By:	/s/ John E Tyson

Name: John E. Tyson

And (if applicable)

By:

Name:

HOW SHARES WILL BE HELD:

Individually                           X

JTWROS                      ______

TBTE                            ______

Number of Shares on Initial Closing Date	Amount of wire transfer:
Subscribed for: 10,000	$10,000

Number of Shares on Second Closing Date	Amount of wire transfer:

Subscribed for:	$

*If investment is taken in joint names, both must sign.

Exhibit D-8

Exhibit E

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR REGISTERED OR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS THEREFROM.  THE HOLDER MAY NOT OFFER, SELL, TRANSFER, ASSIGN, PLEDGE, HYPOTHECATE, OR OTHERWISE DISPOSE OF OR ENCUMBER SUCH SECURITIES EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION AND/OR QUALIFICATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

Warrant to Purchase 12,500 Common Shares (subject to adjustment)

Date: May 22, 2009 Warrant No. 2009-7

WARRANT TO PURCHASE COMMON STOCKOF
aVINCI MEDIA CORPORATION

This certifies that, for value received, John E. Tyson (the “Holder”), is entitled, subject to the terms set forth below, to purchase from aVinci Media Corporation, a Delaware corporation (the “Company”), 12,500 shares of the Company’s Common Stock (the “Common Stock”) upon surrender of this Warrant at the principal office of the Company with the simultaneous payment of the Exercise Price as set forth in Section 2, in lawful money of the United States or otherwise as hereinafter provided.  The number and character of such Common Stock are subject to adjustment as provided in Section 2.

1. TERM OF WARRANT.  Subject to the terms and conditions set forth herein, this Warrant shall become exercisable on the date hereof, and shall remain exercisable until 5:00 P.M., Mountain Daylight Time, on May 22, 2014, and shall be void thereafter.

2. EXERCISE PRICE.

2.1 Exercise Price.  The initial Exercise Price for the Common Stock purchasable on exercise of this Warrant is $0.25 per share of Common Stock, subject to adjustment as set forth in this Section 2.

2.2 Adjustment for Splits, Combinations, and Dividends.  In the event the Company should at any time or from time to time after the date hereof fix a record date for a split, subdivision, or combination of the outstanding Common Stock, or a dividend payable in Common Stock, then as of such record date (or the date of such split, subdivision, combination, or dividend if no record date is fixed) the number of Common Stock that this Warrant is exercisable to purchase shall be adjusted to be the same number of Common Stock that the Holder would have if this Warrant had been exercised immediately prior to such split, subdivision, combination, or dividend.  The Exercise Price shall be adjusted to be the then Exercise Price multiplied by a fraction, the numerator of which is the number of Common Stock that this Warrant is exercisable to purchase immediately prior to such split, subdivision, combination, or dividend, and the denominator of which is the number of Common Stock that this Warrant will be exercisable to purchase immediately after such event.

2.3 Adjustment for Reorganization, Reclassification, Exchange, or Substitution.  In the event there is a capital reorganization of the Common Stock, or the Common Stock are changed into the same or different kind or amount of equity securities, whether by reclassification, exchange, substitution, or otherwise (other than a split or combination provided for in Section 2.2 or a merger, consolidation, or sale of assets provided for in Section 2.4), then the Holder shall have the right thereafter to receive upon exercise of this Warrant the kind and amount of securities and property receivable upon such reorganization, reclassification, exchange, substitution, or other change that the Holder would have if this Warrant had been exercised immediately prior to such reorganization, reclassification, exchange, substitution, or other change.

2.4 Adjustment for Merger, Consolidation, or Sale of Assets.  In the event the Company shall merge or consolidate into another company where the Company is not the surviving entity, or the Company shall sell all or substantially all of its assets to any other person, then as a part of such merger, consolidation, or sale, provision shall be made so that the Holder shall have the right thereafter to receive upon exercise of this Warrant the kind and amount of securities and property of the Company or of the successor entity resulting from such merger, consolidation, or sale that the Holder would have if this Warrant had been exercised immediately prior to such merger, consolidation, or sale.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 2.4 with respect to the rights of the Holder after such merger, consolidation, or sale to the end that the provisions of this Section 2 shall be applicable after that event as nearly equivalent as may be practicable.

Exhibit E-1

2.5 Adjustment for Certain Issuances.  The Exercise Price shall be subject to adjustment from time to time in the event the Company issues Common Stock for a price less than the then Exercise Price, issues options, warrants, or rights exercisable to purchase Common Stock at an exercise price less than the then Exercise Price, issues securities convertible into Common Stock  at a conversion price less than the then Exercise Price, or issues options, warrants, or rights exercisable to purchase securities convertible into Common Stock at a conversion price less than the then Exercise Price (collectively, a “Dilution Event”).  Notwithstanding the foregoing, a Dilution Event shall not be triggered by the grant of options, or the sale of shares pursuant to the exercise of such options, that total less than an aggregate of 10% of the Company’s outstanding Common Stock, calculated at the time of the issuance of such options.  Upon a Dilution Event, the Exercise Price shall be adjusted, rounded to the nearest One-Tenth of One Cent ($.001), to be equal to the Exercise Price immediately prior to the Dilution Event, multiplied by a fraction, the numerator of which is the sum of (a) the number of Common Stock outstanding on a fully diluted basis immediately prior to the Dilution Event plus (b) the number of Common Stock that the aggregate consideration received or deemed to be received pursuant to Section 2.6 in the Dilution Event giving rise to this adjustment would purchase at the then Exercise Price, and the denominator of which is the number of Common Stock outstanding on a fully diluted basis immediately after the Dilution Event; provided, however, that if a Dilution Event includes options, warrants, or rights exercisable to purchase shares of Common Stock at an exercise price that exceeds by more than twenty percent (20%) the purchase price on a per share basis of other securities issued in such Dilution Event, then such options, warrants, and rights shall not be included in determining the amount of any adjustment to the Exercise Price in such Dilution Event.

2.6 Consideration Received. The consideration received by the Company for any Dilution Event shall be the sum of all cash and the fair market value of all property other than cash, as determined by the Company’s Board of Directors in good faith and reasonably acceptable to the Holder, received or applied to the benefit of the Company plus, for options, warrants, and rights, the amount equal to the Exercise Price multiplied by the number of securities subject to such option, warrant, or right.  When equity securities are issued in connection with debt securities, the debt securities shall be valued at their full face value when allocating the consideration received by the Company between the equity and debt securities.

2.7 Notice of Adjustment.  In the event there is an adjustment to this Warrant pursuant to this Section 2, the Company shall give the Holder written notice of the effectiveness of the adjustment within five (5) days after the effective date.

3. EXERCISE OF WARRANT.

3.1 Manner of Exercise.  The Holder may exercise the purchase rights represented by this Warrant in whole or in part, but not for less than 1,000 shares of Common Stock at a time (or such lesser number of Common Stock which may then constitute the maximum number purchasable) at any time or from time to time during the term hereof as described in Section 1, upon (i) the surrender of this Warrant at the office of the Company, (ii) payment of the purchase price of the Common Stock to be purchased in cash, by check, or other form of payment acceptable to the Company, and (iii) compliance with the provisions of Sections 3.2 and 3.3.

3.2 Effect of Exercise.  This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided in Section 3.1 and the person entitled to receive the Common Stock issuable upon such exercise shall be treated for all purposes as the holder of record of such units as of the close of business of such date.  As promptly as practicable on or after such date and in any event within five (5) days thereafter, the Company at its expense shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates, as applicable, for the number of Common Stock issuable upon such exercise.  In the event that this Warrant is exercised in part, the Company at its expense shall execute and deliver a new Warrant of like tenor exercisable for the number of Common Stock for which this Warrant may then be exercised; provided that the failure of the Company to issue such new Warrant shall not affect the rights that would be conferred on the Holder if such new Warrant had been issued.

3.3 Compliance With Securities Laws.  Exercise of this Warrant is subject to the Holder’s compliance with federal and all applicable state securities laws.  Upon exercise of this Warrant, the Holder shall provide the Company with a written representation letter containing such representations as the Company may reasonably request to comply with such securities laws.

4. NO FRACTIONAL UNITS OR SCRIP.  The Company shall not issue any fractional shares of Common Stock or scrip representing fractional shares of Common Stock upon exercise of this Warrant.  In lieu of any fractional shares of Common Stock to which the Holder would otherwise be entitled, the Company shall make a cash payment to the Holder (computed to the nearest cent) equal to the current market value of the fractional interest, or if there is no current market value for the Common Stock, then the Company’s Board of Directors in good faith shall determine the fair market value of the Common Stock.

5. REPLACEMENT OF WARRANT.  On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

6. NO RIGHTS AS A SHAREHOLDER.  Except as otherwise provided herein, nothing contained in this Warrant shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a shareholder in respect of meetings of shareholders for the election of directors of the Company or any other matter or any right whatsoever as a shareholder of the Company.  The Company shall not pay or accrue any dividends in respect of this Warrant or the Common Stock purchasable hereunder until, and only to the extent that, the Holder shall have exercised this Warrant as set forth in Section 3.

7. TRANSFER.  The Holder may not offer, sell, transfer, assign, pledge, hypothecate, or otherwise dispose of or encumber this Warrant without the prior written consent of the Company, which consent the Company may not unreasonably withhold.  The Holder may transfer this Warrant to an affiliate of the Holder without the Company’s consent if the Holder complies with all federal and applicable state securities laws.

Exhibit E-2

8. RESERVATION OF COMMON STOCK.  The Company covenants that during the term that this Warrant is exercisable, the Company shall reserve from its authorized and unissued Common Stock a sufficient number of shares of Common Stock to provide for the issuance of Common Stock on the exercise of this Warrant, and from time to time will take all steps necessary to provide sufficient reserves of Common Stock for issuance upon exercise of this Warrant.  The Company agrees that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing unit certificates to execute and issue the necessary certificates for Common Stock on the exercise of this Warrant.

9. NOTICES.  The Company shall give the Holder at least thirty (30) days prior written notice of each of the following:

9.1 Record Date.  A record date is set by the Company for the distribution of cash, securities, or any other property to its shareholders;

9.2 Distribution.  The Company makes a distribution of cash, securities, or any other property to its shareholders without setting a record date;

9.3 Dissolution.  The Company voluntarily elects to wind-up, liquidate, or dissolve;

9.4 Capital Transaction.  The sale of all of the outstanding Common Stock, the sale of all or substantially all of the Company’s operating assets, the initial public offering of the Common Stock, or the merger, consolidation, or combination of the Company with or into another entity or entities where the Company’s shareholders immediately prior to such event own less than a majority of the outstanding voting interests of the surviving entity immediately after such event; and

9.5 Adjustment of Exercise Price.  Any event set forth in Section 2 that would result in the adjustment of the Exercise Price of this Warrant.

10. GENERAL PROVISIONS.

10.1 Amendment.   Any amendment or modification of this Warrant shall be in writing and shall be signed by the parties hereto.

10.2 Waiver.  Any waiver of any right, power, or privilege hereunder must be in writing and signed by the party being charged with the waiver.  No delay on the part of any party hereto in exercising any right, power, or privilege hereunder shall operate as a waiver of any other right, power, or privilege hereunder, nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

10.3 Notices.  All notices or other communications required or permitted to be given pursuant to this Warrant shall be in writing and shall be delivered personally or sent by overnight courier or by certified mail, return receipt requested.  Notices delivered personally or sent by overnight courier shall be effective on the date received, while notices sent by certified mail, return receipt requested, shall be deemed to have been received and to be effective three (3) business days after deposit into the mails.  Notices shall be given to the parties at the following respective addresses, or to such other addresses as any party shall designate in writing:

If to the Company:                               Mr. Chett B. Paulsen
                                                                President
                                                                aVinci Media Corporation
                                                                11781 Lone Peak Parkway
                                                                Suite 270
                                                                Draper, Utah  84020

If to Holder:

10.4 Law Governing.  This Warrant has been negotiated, executed, and delivered and shall be performed in the State of Utah and shall be governed by and construed and enforced in accordance with the laws of the State of Utah, without regard for its conflict of laws rules.  The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Utah and any United States District Court situated in the State of Utah for any suit or proceeding arising out of or based upon this Warrant.

10.5 Attorneys’ Fees.  Should a lawsuit or arbitration be commenced to interpret or enforce the terms of this Warrant, the prevailing party shall be entitled to recover costs and attorneys’ fees in addition to any other recovery to which such party may be entitled.

Exhibit E-3

10.6 Arbitration.  If any dispute arises concerning the interpretation, validity, or performance of this Warrant any of its terms and provisions, including but not limited to the issue of whether or not a dispute is arbitrable, then the parties shall submit such dispute for binding determination before a retired judge selected from J.A.M.S., Inc. or any similar organization mutually acceptable to the parties.  The parties shall mutually agree on one arbitrator from the list provided by the arbitrating organization; provided that if the parties cannot agree, then the parties shall select one arbitrator according to the rules of the arbitrating organization.  The arbitration shall take place in Utah and shall be conducted in accordance with the then prevailing rules of the arbitrating organization, except as set forth in this Section 10.6.  The parties shall have all rights for depositions and discovery as provided to litigants by Utah law.  The arbitrator shall apply Utah substantive, procedural, and evidence law to the proceeding.  The arbitrator shall have the power to grant all legal and equitable remedies including provisional remedies and award compensatory damages provided by Utah law, but the arbitrator may not order relief in excess of what a court could order.  The arbitrator shall not have authority to award punitive or exemplary damages.  The arbitrator shall not have the power to commit errors of law or legal reasoning or to make findings of fact except upon sufficiency of the evidence and any award may be vacated or corrected for any such error.  The arbitrator shall prepare and provide the parties with a written award including factual findings and the legal reasoning upon which the award is based.  The arbitrator shall award costs and attorneys’ fees in accordance with the terms of this Agreement.  Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction.  The parties understand that by agreement to binding arbitration they are giving up the rights they may otherwise have to a trial by a court or a jury and all rights of appeal, and to an award of punitive or exemplary damages.  Pending resolution of any arbitration proceeding and selection of an arbitrator, either party may apply to any court of competent jurisdiction for any provisional remedy, including but not limited to a temporary restraining order or a preliminary injunction but excluding any dispute relating to discovery matters, and for enforcement of any such order.  The application for or enforcement of any provisional remedy by a party shall not operate as a waiver of the within agreement to submit a dispute to binding arbitration.

10.7 Construction.  The headings in the sections of this Warrant are for convenience only and shall not constitute a part hereof.  All references to numbered sections contained herein refer to the sections of this Warrant unless otherwise expressly stated.  Whenever the context so requires, the masculine shall include the feminine and the neuter, the singular shall include the plural, and conversely.  The terms and all parts of this Warrant shall in all cases be interpreted simply and according to their plain meaning and neither for nor against any party hereto.

[signatures on the next page]

Exhibit E-4

IN WITNESS WHEREOF, the Company has duly executed and delivered this Warrant as of May 22, 2009.

aVinci Media Corporation

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
President

By:	/s/ Edward B. Paulsen
Edward B. Paulsen
Secretary and Treasurer

Exhibit E-5

Exhibit H

AMENDMENT NO. 1 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No. 1 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 11th day of May, 2010, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”).  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note, as hereinafter defined.

AMENDMENT

1.           Section 7(d) of the Note is hereby amended in its entirety to read as follows:

(d)           Conversion Price.  The conversion price (the “Conversion Price”) shall be Six Cents ($0.06).

2.           Section 7(e) of the Note is hereby amended in its entirety to read as follows:

(e)           [Intentionally omitted.]

3.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Edward B. Paulsen
Edward B. Paulsen
Secretary

Exhibit H-1

AMENDMENT NO. 2 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No. 2 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 4th day of March, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Fifty Thousand Dollars ($50,000) (the “Additional Loan Amount”) to the Issuer.  The Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Additional Loan Amount and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) within three (3) business days after the Issuer (including its subsidiary) receives payment of the license fees for the DVD archive products from Wal-Mart.

3.           The Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.8, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

5.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-2

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Edward B. Paulsen
Edward B. Paulsen
Secretary

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.

aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-3

AMENDMENT NO. 3 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No. 3 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 26th day of April, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010 and by Amendment No. 2, dated as of March 4, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Fifty Thousand Dollars ($50,000) (the “Additional Loan Amount”) to the Issuer.  The Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Additional Loan Amount and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) within three (3) business days after the Issuer (including its subsidiary) receives payment of the license fees for the DVD archive products from Wal-Mart.

3.           The Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.8, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

5.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-4

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
V.P.

         As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.

aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-5

AMENDMENT NO. 4 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No. 4 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 18th day of May, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010, by Amendment No. 2, dated as of March 4, 2011 and by Amendment No. 3, dated as of April 26, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Forty Thousand Dollars ($40,000) (the “Third Additional Loan Amount”) to the Issuer.  The Third Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Third Additional Loan Amount and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) within three (3) business days after the Issuer (including its subsidiary) receives payment of the license fees for the DVD archive products from Wal-Mart.

3.           The Third Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.7, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

5.           The Conversion Price, as defined in Section 7(d) of the Note, is hereby amended to be Three Cents ($0.03) with respect to the Third Additional Amount and all future amounts that the Payee may lend to the Issuer that are additional advances under the Note.  The Conversion Price for all amounts lent by the Payee to the Issuer prior to the date hereof pursuant to the Note and all prior amendments thereto is not changed and remains at Six Cents ($0.06).

6.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-6

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
Secretary

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.

aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-7

AMENDMENT NO. 5 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No. 5 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 8th day of June, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010, by Amendment No. 2, dated as of March 4, 2011, by Amendment No. 3, dated as of April 26, 2011 and by Amendment No. 4, dated as of May 18, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Fifty Thousand Dollars ($50,000) (the “Fourth Additional Loan Amount”) to the Issuer.  The Fourth Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Fourth Additional Loan Amount and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) within three (3) business days after the Issuer (including its subsidiary) receives payment of the license fees for the DVD archive products from Wal-Mart.

3.           The Fourth Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.7, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

5.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-8

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
Secretary

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.

aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-9

AMENDMENT NO. 6 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No. 6 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 23rd day of June, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010, by Amendment No. 2, dated as of March 4, 2011, by Amendment No. 3, dated as of April 26, 2011, by Amendment No. 4, dated as of May 18, 2011, and by Amendment No. 5, dated as of June 8, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Forty-five Thousand Dollars ($45,000) (the “Fifth Additional Loan Amount”) to the Issuer.  The Fifth Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Fifth Additional Loan Amount and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) within three (3) business days after the Issuer (including its subsidiary) receives payment of the license fees for the DVD archive products from Wal-Mart.

3.           The Fifth Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.7, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

5.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-10

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
Secretary

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.

aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-11

AMENDMENT NO. 7 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No. 7 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 27rd day of July, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010, by Amendment No. 2, dated as of March 4, 2011, by Amendment No. 3, dated as of April 26, 2011, by Amendment No. 4, dated as of May 18, 2011, by Amendment No. 5, dated as of June 8, 2011, and by Amendment No. 6 dated as of June 23, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Eleven Thousand Dollars ($11,000) (the “Sixth Additional Loan Amount”) to the Issuer.  The Sixth Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Sixth Additional Loan Amount and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) within three (3) business days after the Issuer (including its subsidiary) receives payment of the license fees for the DVD archive products from Wal-Mart.

3.           The Sixth Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.7, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

5.           The Options previously issued to Amerivon Investments LLC to purchase a total of  653,222 shares at an exercise price of Eighteen and Four-tenths Cents ($0.184), are hereby amended to be exercisable at Three Cents ($0.03) and the previous Expiration Date of December 31, 2011 is hereby amended to be extended by Three (3) additional years as further consideration that the Payee may lend to the Issuer this additional advance under the Note.

6.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-12

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
Vice President

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.

aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-13

AMENDMENT NO. 8 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No. 8 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 31st day of August, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010, by Amendment No. 2, dated as of March 4, 2011, by Amendment No. 3, dated as of April 26, 2011, by Amendment No. 4, dated as of May 18, 2011, by Amendment No. 5, dated as of June 8, 2011, by Amendment No. 6 dated as of June 23, 2011, and by Amendment No. 7 dated as of July 27, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Sixty Eight Thousand Dollars ($68,000) (the “Seventh Additional Loan Amount”) to the Issuer.  The Seventh Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Seventh Additional Loan Amount and all previous Loan Amounts under Amendments No. 1 through Amendment No. 6 and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) within three (3) business days after the Issuer (including its subsidiary) receives first payment of license fees for the agreement with Fuji currently under discussion.

3.           The Seventh Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.7, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

6.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-14

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
Vice President

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.
aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-15

AMENDMENT NO. 9 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No. 9 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 9th day of September, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010, by Amendment No. 2, dated as of March 4, 2011, by Amendment No. 3, dated as of April 26, 2011, by Amendment No. 4, dated as of May 18, 2011, by Amendment No. 5, dated as of June 8, 2011, by Amendment No. 6 dated as of June 23, 2011, by Amendment No. 7 dated as of July 27, 2011, and by Amendment No. 8 dated as of August 31, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Twenty Thousand Dollars ($20,000) (the “Eighth Additional Loan Amount”) to the Issuer.  The Eighth Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Eighth Additional Loan Amount and all previous Loan Amounts under Amendments No. 1 through Amendment No. 8 and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) within three (3) business days after the Issuer (including its subsidiary) receives first payment of license fees for the agreement with Fuji currently under discussion.

3.           The Eighth Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.7, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

6.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-16

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
Vice President

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.

aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-17

AMENDMENT NO. 10 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No.10 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 16th day of September, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010, by Amendment No. 2, dated as of March 4, 2011, by Amendment No. 3, dated as of April 26, 2011, by Amendment No. 4, dated as of May 18, 2011, by Amendment No. 5, dated as of June 8, 2011, by Amendment No. 6 dated as of June 23, 2011, by Amendment No. 7 dated as of July 27, 2011, by Amendment No. 8 dated as of August 31, 2011, and by Amendment No. 9 dated as of September 9, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Twenty Thousand Dollars ($20,000) (the “Ninth Additional Loan Amount”) to the Issuer.  The Ninth Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Ninth Additional Loan Amount and all previous Loan Amounts under Amendments No. 1 through Amendment No. 9 and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) at the election of Amerivon within three (3) business days after the Issuer (including its subsidiary) receives first payment of license fees for the agreement with Fuji currently under discussion.

3.           The Ninth Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.7, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

6.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-18

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
Vice President

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.

aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-19

AMENDMENT NO. 11 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No.11 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 27th day of September, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010, by Amendment No. 2, dated as of March 4, 2011, by Amendment No. 3, dated as of April 26, 2011, by Amendment No. 4, dated as of May 18, 2011, by Amendment No. 5, dated as of June 8, 2011, by Amendment No. 6 dated as of June 23, 2011, by Amendment No. 7 dated as of July 27, 2011, by Amendment No. 8 dated as of August 31, 2011, by Amendment No. 9 dated as of September 9, 2011, and by Amendment No. 10 dated as of September 16, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Sixty Thousand Dollars ($60,000) (the “Tenth Additional Loan Amount”) to the Issuer.  The Tenth Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Tenth Additional Loan Amount and all previous Loan Amounts under Amendments No. 1 through Amendment No. 9 and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) at the election of Amerivon within three (3) business days after the Issuer (including its subsidiary) receives first payment of license fees for the agreement with Fuji currently under discussion.

3.           The Tenth Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.7, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

6.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-20

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
Vice President

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.

aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-21

AMENDMENT NO. 12 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No.12 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 5th day of October, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010, by Amendment No. 2, dated as of March 4, 2011, by Amendment No. 3, dated as of April 26, 2011, by Amendment No. 4, dated as of May 18, 2011, by Amendment No. 5, dated as of June 8, 2011, by Amendment No. 6 dated as of June 23, 2011, by Amendment No. 7 dated as of July 27, 2011, by Amendment No. 8 dated as of August 31, 2011, by Amendment No. 9 dated as of September 9, 2011, by Amendment No. 10 dated as of September 16, 2011, and by Amendment No. 11 dated as of September 27, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Thirty Thousand Dollars ($30,000) (the “Eleventh Additional Loan Amount”) to the Issuer.  The Eleventh Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Eleventh Additional Loan Amount and all previous Loan Amounts under Amendments No. 1 through Amendment No. 9 and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) at the election of Amerivon within three (3) business days after the Issuer (including its subsidiary) receives first payment of license fees for the agreement with Fuji currently under discussion.

3.           The Eleventh Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.7, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

6.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-22

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
Vice President

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.
aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-23

AMENDMENT NO. 13 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No.13 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 7th day of November, 2011, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $250,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to Amerivon Investments LLC, a Nevada limited liability company (the “Payee”), as amended by Amendment No. 1, dated as of May 11, 2010, by Amendment No. 2, dated as of March 4, 2011, by Amendment No. 3, dated as of April 26, 2011, by Amendment No. 4, dated as of May 18, 2011, by Amendment No. 5, dated as of June 8, 2011, by Amendment No. 6 dated as of June 23, 2011, by Amendment No. 7 dated as of July 27, 2011, by Amendment No. 8 dated as of August 31, 2011, by Amendment No. 9 dated as of September 9, 2011, by Amendment No. 10 dated as of September 16, 2011, by Amendment No. 11 dated as of September 27, 2011, and by Amendment No. 12 dated as of October 5, 2011.  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note.

AMENDMENT

1.           On the date of this Amendment, the Payee is lending an additional Fifty Thousand Dollars ($50,000) (the “Twelfth Additional Loan Amount”) to the Issuer.  The Twelfth Additional Loan Amount shall be subject to all of the provisions of the Note, including but not limited to interest as provided in Section 2 of the Note, seniority as provided in Section 6 of the Note, and conversion as provided in Section 7 of the Note, and to such other terms as provided in this Amendment.

2.           The Twelfth Additional Loan Amount and all previous Loan Amounts under Amendments No. 1 through Amendment No. 9 and all accrued but unpaid interest thereon shall be due and payable on the earlier of (i) as provided in Section 1 of the Note, or (ii) at the election of Amerivon within three (3) business days after the Issuer (including its subsidiary) receives first payment of license fees for the agreement with Fuji currently under discussion.

3.           The Twelfth Additional Loan Amount is secured pursuant to the Security Agreement, as defined in Section 5 of the Note, and is hereby declared to be an other obligation secured by the Security Agreement, as provided in clause (iii) of Section 2 of the Security Agreement.

4.           The Issuer hereby represents and warrants to the Payee, as of the date of this Amendment, each of the representations and warranties set forth in Sections 3.1 through 3.7, inclusive, of that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 4, 2010, by and among the  Issuer, the Payee, and John E. Tyson, and hereby provides to the Payee the indemnifications provided in Sections 5.2, 5.5, 5.6, and 5.7 of the Purchase Agreement with respect to the representations and warranties provided in this Section 4.

6.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

[signatures on the next page]

Exhibit H-24

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Richard B. Paulsen
Richard B. Paulsen
Vice President

As a Debtor under the Security Agreement, the undersigned hereby agrees to Section 3 of this Amendment.
aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit H-25

Exhibit J

AMENDMENT NO. 1 TO SECURED
CONVERTIBLE PROMISSORY NOTE

This Amendment No. 1 (the “Amendment”) to Secured Convertible Promissory Note is made and entered into as of this 11th day of May, 2010, and amends that certain Secured Convertible Promissory Note (the “Note”), dated January 4, 2010, in the original principal amount of $100,000, issued by aVinci Media Corporation, a Delaware corporation (the “Issuer”), to John E. Tyson, a Nevada resident (the “Payee”).  All terms used with initial capital letters, unless otherwise defined herein, shall have the same meanings as assigned in the Note, as hereinafter defined.

AMENDMENT

1.           Section 7(d) of the Note is hereby amended in its entirety to read as follows:

(d)           Conversion Price.  The conversion price (the “Conversion Price”) shall be Six Cents ($0.06).

2.           Section 7(e) of the Note is hereby amended in its entirety to read as follows:

(e)           [Intentionally omitted.]

3.           Except as provided herein, all other terms and provisions of the Note shall remain unmodified and in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

aVinci Media Corporation

/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
John E. Tyson		Chett B. Paulsen
Chief Executive Officer

	By:	/s/ Edward B. Paulsen
Edward B. Paulsen
Secretary

Exhibit J-1

Exhibit M
REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the “Agreement”) is made and entered into as of this 4th day of January, 2010, by and among aVinci Media Corporation, a Delaware corporation (the “Company”), Amerivon Investments LLC, a Nevada limited liability company (“Amerivon”), and John E. Tyson, a Nevada resident (“Tyson”).

RECITALS

Pursuant to that certain Purchase Agreement, of even date herewith, by and among the Company, Amerivon, and Tyson, Amerivon is purchasing a Secured Convertible Promissory Note from the Company in the original principal amount of $250,000 and a Warrant to Purchase Common Stock exercisable to purchase 2,083,250 shares of the Company’s common stock (the “Common Stock”), and Tyson is purchasing a Secured Convertible Promissory Note from the Company in the original principal amount of $100,000 and a Warrant to Purchase Common Stock exercisable to purchase 833,300 shares of Common Stock (both Secured Convertible Promissory Notes are collectively, the “Notes” and both Warrants to Purchase Common Stock are collectively, the “Warrants”).  The Notes are convertible into shares of the Company’s Preferred Stock (as such term is defined in the Notes) and the shares of Preferred Stock are convertible into shares of Common Stock.  As a part of the transactions contemplated by the Purchase Agreement, the Company desires to grant certain registration rights to the holders of Common Stock issued on conversion of the Preferred Stock issued on conversion of the Notes, and on exercise of the Warrants.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1. DEFINITIONS.  Unless the context requires otherwise, the following terms shall have the following respective meanings:

1.1 Agreement.  This Registration Rights Agreement.

1.2 Amerivon.  Amerivon Investments LLC, a Nevada limited liability company.

1.3 Common Stock.  The Company’s common stock, par value $0.01 per share, or any securities that may replace the Common Stock in the event of a recapitalization or reorganization of the Company.

1.4 Company.  aVinci Media Corporation, a Delaware corporation .

1.5 Exchange Act.  The Securities Exchange Act of 1934, as amended.

1.6 Notes.  The Secured Convertible Promissory Note of even date herewith, issued by the Company to Amerivon in the original principal amount of Two Hundred Fifty Thousand Dollars ($250,000), and the Secured Convertible Promissory Note of even date herewith, issued by the Company to Tyson in the original principal amount of One Hundred Thousand Dollars ($100,000).

1.7 Preferred Stock.  The meaning assigned in Section 7(a) of the Notes.

1.8 Registration Expenses.  All expenses of registration, including but not limited to registration and filing fees, including filing fees for NASDAQ and all stock exchanges on which the Common Stock is traded, fees and expenses of complying with the Securities Laws, printing expenses, transfer agent fees, and the fees and expenses of the Company’s independent certified public accountants, the Company’s investment banker and underwriter, and the Company’s legal counsel, but excluding the Selling Shareholders’ brokerage fees, underwriting fees and discounts, transfer taxes, if any, and the fees and expenses of the Selling Shareholders’ legal counsel.

Exhibit M-1

1.9 SEC.  The United States Securities and Exchange Commission.

1.10 Securities Act.  The Securities Act of 1933, as amended.

1.11 Securities Laws.  The Securities Act, the Exchange Act, and all applicable state securities laws, and all rules and regulations promulgated thereunder.

1.12 Selling Shareholder.  With respect to any registration statement, any Shareholder whose Shares are included therein.

1.13 Shareholder.  A holder of Shares.

1.14 Shares.  The shares of Common Stock (i) issued on conversion of the Preferred Stock issued on conversion of the Notes, or (ii) issued on exercise of the Warrants.

1.15 Tyson.  John E. Tyson, a Nevada resident.

1.16 Warrants.  The Warrant to Purchase Common Stock of even date herewith, issued by the Company to Amerivon and exercisable to purchase two million eighty-three thousand two hundred fifty (2,083,250) shares of Common Stock, and the Warrant to Purchase Common Stock of even date herewith, issued by the Company to Tyson and exercisable to purchase eight hundred thirty-three thousand three hundred (833,300) shares of Common Stock.

2. GRANT OF REGISTRATION RIGHTS.

2.1 Registration Rights.  The Company hereby grants the Shareholders two (2) demand registration rights with respect to the Shares on the terms and conditions set forth in Section 3.  The Company hereby grants the Shareholders unlimited incidental registration rights with respect to the Shares on the terms and conditions set forth in Section 4.

2.2 Expenses.  The Company shall pay all Registration Expenses.  The Selling Shareholders shall pay all brokerage fees, underwriting fees and discounts, transfer taxes, if any, and the fees and expenses of the Selling Shareholders’ legal counsel in connection with the registration and sale of the Shares.

2.3 Future Registration Rights.  If the Company grants registration rights to any person or entity, including Amerivon or Tyson, that are more favorable to the recipients than the rights granted herein, then the Shareholders shall receive such more favorable rights.

2.4 Prior Agreements.  Any prior registration rights agreements, between the Company (and any predecessor entity) and Amerivon remain in effect according to their terms.

3. DEMAND REGISTRATION RIGHTS.

3.1 Notice of Demand.  At any time, if the Company receives written notice from Shareholders holding at least two million (2,000,000) Shares demanding that the Company register such Shareholders’ Shares, then the Company shall give written notice of such demand to all other Shareholders and will include in a registration statement all Shares requested to be so included by all Shareholders upon written notice to the Company within thirty (30) days after the date of the notice by the Company to the Shareholders.

3.2 Registration.  Promptly after receipt of a demand for registration as set forth in Section 3.1, the Company shall use all reasonable efforts to prepare and file with the SEC a registration statement, on the applicable form deemed most appropriate by the Company, for all Shares for which registration is demanded, and the Company shall use all reasonable efforts to cause such registration statement to become effective as soon as practicable.

3.3 Deferral of Registration.  If the Shareholders demand a registration hereunder, the Company may defer filing a registration statement with the SEC (i) for up to four (4) months after the effective date of a registration statement by the Company that has been filed with the SEC or been declared effective prior to the demand by the Shareholders, (ii) for up to four (4) months if the Company is advised in writing by the lead underwriter in an underwritten offering for the issuance and sale of Common Shares by the Company that in the reasonable judgment of such underwriter the registration demanded hereunder will impair the ability to complete the underwritten offering (the grounds for which shall be confidentially disclosed to the Shareholders), or (iii) for up to sixty (60) days if the Company reasonably determines that a registered offering would be detrimental to the Company (the grounds for which shall be confidentially disclosed to the Shareholders), provided that the Company may not file a registration statement with the SEC during such deferral periods other than in connection with the underwritten offering in connection with clause (ii) of this Section 3.3.

Exhibit M-2

4. INCIDENTAL REGISTRATION RIGHTS.

4.1 Notice of Registration; Registration.  Whenever the Company proposes to file a registration statement under the Securities Act in connection with a public offering of Common Shares (other than in connection with any merger, acquisition, exchange offer, dividend reinvestment plan, employee benefit plan, or employee option plan), the Company shall give the Shareholders written notice of such intention at least forty-five (45) days prior to the anticipated filing date.  The Company shall include in such registration statement all Shares requested to be so included by the Shareholders upon written notice to the Company within thirty (30) days of the Company’s notice.  The Selling Shareholders shall be required to sell their Shares on the same terms and conditions as all other Common Shares being offered in such registration statement.

4.2 Holdback.  If the Company is advised in writing by the lead underwriter in an underwritten offering that in the reasonable judgment of such underwriter the number of shares of Common Stock for which incidental registration is requested pursuant to this Agreement or any other grant of incidental registration rights by the Company cannot be sold without impairing the ability to complete the pre-established plan for distribution of the shares of Common Stock whose registration gave rise to the registration statement (the grounds for which shall be confidentially disclosed to the Selling Shareholders), then the number of Shares to be sold by each Selling Shareholder shall be reduced.  The number of Shares to be sold by each Selling Shareholder shall be reduced by a number that is the product of the number of Shares requested to be sold by such Selling Shareholder multiplied by a fraction, the numerator of which is the total number of shares of Common Stock by which the registration statement is to be reduced, and the denominator of which is the total number of Shares requested to be sold by such Selling Shareholder and all other Shareholders exercising incidental registration rights pursuant to any grant of incidental registration rights by the Company; provided that (i) a Selling Shareholder shall not be required to reduce the number of Shares being sold by a greater percentage than any other person exercising incidental registration rights, (ii) the amount of Shares of all of the Selling Shareholders in the offering shall not be reduced below thirty percent (30%) of the total shares of Common Stock included in the offering, subject to clause (i), above, and (iii) all officers and directors of the Company (other than Selling Shareholders) exercising incidental registration rights shall be required to withdraw all of their shares of Common Stock from registration before a Selling Shareholder shall be required to reduce the number of Shares being sold.  If the number of Shares of a Selling Shareholder is reduced, the Selling Shareholder may withdraw all Shares from registration, and shall retain all registration rights for all Shares so withdrawn or reduced.

4.3 Withdrawal by the Company.  The Company shall retain the absolute right to withdraw any registration statement prior to the effective date thereof, even if the Company shall have given notice to the Selling Shareholders pursuant to Section 4.1 and the Selling Shareholders have requested inclusion of their Shares therein.

5. REGISTRATION PROCEDURES.

5.1 Selling Shareholder Agreements and Information.  In connection with any registration of the Shares, each Selling Shareholder participating in such registration shall (i) cooperate with the Company, the underwriters, if any, and their respective counsel in connection with the preparation of the registration statement, (ii) in an underwritten offering, enter into an underwriting agreement containing customary terms, conditions, and indemnifications not inconsistent with this Agreement, and (iii) complete, execute, and deliver all customary questionnaires, powers of attorney, certificates, and other documents required by the terms of the underwriting agreement.  If a Selling Shareholder fails to comply with this requirement for more than ten (10) business days after the Company gives written notice of such failure to comply to such Selling Shareholder, then the Company shall have no further obligation to such Selling Shareholder to include such Selling Shareholder’s Shares in the registration statement.

5.2 Consultation.  The Company shall supply copies of any registration statement and any amendment thereto to the Selling Shareholders prior to filing the registration statement with the SEC, and shall reasonably consult with the Selling Shareholders and their legal counsel with respect to the form and content of such filing.  The Company will promptly amend such registration statement to include such reasonable changes as the Selling Shareholders and their legal counsel agree should be included therein.  A Selling Shareholder may withdraw the Selling Shareholder’s Shares from the registration statement and retain all registration rights under this Agreement in the event the Company refuses a requested change.

5.3 Provision for Prospectuses.  The Company shall furnish the Selling Shareholders with the number of copies of a summary prospectus or other prospectus, including a preliminary prospectus in conformity with the requirements of the Securities Act, and such other documents as the Selling Shareholders may reasonably request in order to facilitate the public sale or other disposition of the Shares.

5.4 State Securities Laws Compliance.  The Company shall use all reasonable efforts to register or qualify the Shares covered by the registration statement under the Securities Laws of such states as the Selling Shareholders may reasonably request in light of the costs of such registration or qualification for the Company, and shall perform all other acts that may be reasonably necessary or advisable to enable the Selling Shareholders to consummate the public sale or other disposition of the Shares in such states; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to general service of process in any jurisdiction where it is not then so subject.

Exhibit M-3

5.5 Amendments.  The Company shall prepare and file promptly with the SEC such amendments and supplements to the registration statement filed with the SEC in connection with such registration and the prospectus used in connection therewith, as may be necessary to keep such registration statement continuously effective and in compliance with the Securities Act for up to six (6) months, or until all Shares registered in such registration statement have been sold, whichever is earlier.

5.6 Prospectus Delivery.  At any time when a sale or other public disposition of Common Stock pursuant to a registration statement is subject to a prospectus delivery requirement, the Company shall immediately notify the Selling Shareholders of the occurrence of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.  Upon receipt of such a notice, the Selling Shareholders shall immediately discontinue sales or other dispositions of Shares pursuant to such registration statement.  The Selling Shareholders may resume sales only upon receipt of an amended prospectus or after the Company has advised the Selling Shareholders that use of the previous prospectus may be legally resumed.

5.7 Opinions.  The Company shall furnish on the date that the Shares are delivered to the underwriter for sale in connection with an underwritten offering registration pursuant to this Agreement (i) a letter from the legal counsel representing the Company for the purposes of such registration giving the Selling Shareholders the right to rely upon the opinion of such legal counsel delivered to the underwriters acting on behalf of the Company in connection with such registration insofar as such opinion relates to the Selling Shareholders, and (ii) a letter from the independent certified public accountants of the Company giving the Selling Shareholders the right to rely on the letter of such accountants delivered to the underwriters acting on behalf of the Company in connection with such registration.

5.8 Stop Orders.  The Company shall immediately notify the Selling Shareholders of the issuance by the SEC of any stop order or order suspending the effectiveness of any registration statement, the issuance by any state regulatory authority of any order suspending the registration or qualification of the Shares for sale in such jurisdiction, or the initiation of any proceeding for such purposes.  The Company, with the reasonable cooperation of the Selling Shareholders, shall use its best efforts to contest any such proceeding or to obtain the withdrawal of any such order at the earliest possible date.

5.9 Review of Records.  The Company shall supply, and shall cause its officers, directors, and employees to supply, all information reasonably requested by the Selling Shareholders and/or their legal counsel or accountants in connection with any registration statement filed or to be filed hereunder, so long as such person agrees to keep confidential all records, information, or documents designated by the Company in writing as confidential.

5.10 Compliance with Securities Laws.  In all actions taken under this Agreement, the Company and the Selling Shareholders shall comply with all provisions of the Securities Laws.

6. REPORTS UNDER THE EXCHANGE ACT.  With the view to making the benefits of Rule 144 under the Securities Act available to the Selling Shareholders, the Company shall use its best efforts to:

6.1 Public Information.  Ensure that there is adequate current public information (as set forth in Rule 144(c)) available with respect to the Company;

6.2 Timely Filing.  Timely file with the SEC all reports and other documents required to be filed by the Company under the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder; and

6.3 Deliveries Upon Request.  Promptly furnish to a Shareholder upon request (i) a written statement by the Company that it has complied with these covenants, (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents filed by the Company as may be reasonably requested by a Shareholder.

7. INDEMNIFICATION.

7.1 The Company’s Indemnification.  The Company shall indemnify, defend, save, and hold the Selling Shareholders harmless from and against any and all liabilities, claims, damages, demands, expenses, and losses, including but not limited to interest, penalties, court costs, attorneys’ fees, and settlements approved by the Company, which approval shall not be unreasonably withheld, conditioned, or delayed, resulting from any actual or alleged untrue statement of a material fact contained in any registration statement (including any preliminary or final prospectus contained therein or any amendment or supplement thereto) or in any other document filed with the SEC pursuant to this Agreement, or any actual or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation of the Securities Laws by the Company.

7.2 The Selling Shareholder’s Indemnification.  Each Selling Shareholder shall indemnify, defend, save, and hold the Company harmless from and against any and all liabilities, claims, damages, demands, expenses, and losses, including but not limited to interest, penalties, court costs, attorneys’ fees, and settlements approved by such Selling Shareholder, which approval shall not be unreasonably withheld, conditioned, or delayed, resulting from (i) any untrue statement of a material fact contained in any registration statement or in any other document filed with the SEC pursuant to this Agreement, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, based upon any information furnished in writing to the Company by such Selling Shareholder for inclusion in the registration statement or other document filed with the SEC, or (ii) any untrue statement of a material fact contained in any prospectus, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if (1) a later prospectus shall correct the untrue statement or omission that is the basis of the liability, claim, damage, demand, expense, or loss for which indemnification is sought, (2) a copy of the later prospectus had not been sent or given to the purchaser at or prior to confirmation of sale to such purchaser and the Selling Shareholder or the underwriter shall have been under an obligation to deliver such later prospectus, (3) there would have been no liability but for such failure to deliver such later prospectus by the Selling Shareholder, and (4) the Company had notified the Selling Shareholder prior to the confirmation of sale that the earlier prospectus had been or would be replaced by the later prospectus.

Exhibit M-4

7.3 Contribution.  If the indemnification provided for in this Section 7 from an indemnifying party is unavailable to an indemnified party hereunder in respect to any liability, claim, damage, demand, expense, or loss referred to herein, then the indemnifying party in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such liability, claim, damage, demand, expense, or loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions that resulted in such liability, claim, damage, demand, expense, or loss, as well as any other relevant equitable consideration.  The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by such indemnifying party or indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such untrue statement or omission.  The amount paid or payable by a party as a result of the liabilities, claims, damages, demands, expenses, and losses referred to above shall be deemed to include any court costs, attorneys’ fees, and other expenses reasonably incurred by such party in connection with investigating or defending any action, suit, or proceeding.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.3 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in this Section 7.3.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not also guilty of such fraudulent misrepresentation.

7.4 Limitation of Liability.  The maximum liability of a Selling Shareholder for indemnification or contribution under this Section 7 shall be limited to the net proceeds received by such Selling Shareholder for the sale of Shares under the registration statement, prospectus, or other document filed with the SEC giving rise to the liability under this Section 7, less the amount paid for such Shares, including the purchase price and accrued interest on the Notes and the exercise price of the Warrants.

8. GENERAL PROVISIONS.

8.1 Amendment.  All amendments or modifications of this Agreement shall be in writing and shall be signed by each of the parties hereto.

8.2 Waiver.  Any waiver of any right, power, or privilege hereunder must be in writing and signed by the party being charged with the waiver.  No delay on the part of any party hereto in exercising any right, power, or privilege hereunder shall operate as a waiver of any other right, power, or privilege hereunder, nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

8.3 Notices.  All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be delivered personally or sent by overnight courier or by certified mail, return receipt requested.  Notices delivered personally or sent by overnight courier shall be effective on the date received, while notices sent by certified mail, return receipt requested, shall be deemed to have been received and to be effective three (3) business days after deposit into the mails.  Notices shall be given to the parties at the following respective addresses, or to such other addresses as any party shall designate in writing:

If to the Company:                                                                Mr. Chett B. Paulsen
Chief Executive Officer
aVinci Media Corporation
11781 Lone Peak Parkway
Suite 270
Draper, Utah  84020-6884

If to Amerivon:                                                                     Mr. John E. Tyson
Chief Executive Officer
Amerivon Holdings LLC
4520 East Thousand Oaks Boulevard
Suite 100
Westlake Village, California  91362-7209

If to Tyson:                                                                           Mr. John E. Tyson
P. O. Box 306
Crystal Bay, Nevada  89402-0306

8.4 Successors and Assigns.  This Agreement and each of its provisions shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

8.5 Law Governing.  This Agreement has been negotiated, executed, and delivered and shall be performed in the State of Utah and shall be governed by and construed and enforced in accordance with the laws of the State of Utah, without regard for its conflict of laws rules.

Exhibit M-5

8.6 Attorneys’ Fees.  In any suit to interpret or enforce the terms and provisions of this Agreement, the prevailing party shall be entitled to recover court costs and attorneys’ fees, in addition to any other remedy or recovery to which such party may be entitled.

8.7 Counterparts.  This Agreement may be executed in two or more counterparts, including by facsimile transmission or e-mail of a scanned signature page, all of which together shall constitute a single instrument.

8.8 Severability of Provisions.  In the event any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

8.9 Construction.  The headings in the sections and paragraphs of this Agreement are for convenience only and shall not constitute a part hereof.  All references to numbered sections contained herein refer to the sections and subsections of this Agreement unless otherwise expressly stated.  Whenever the context so requires, the masculine shall include the feminine and the neuter, the singular shall include the plural, and conversely.  The terms and all parts of this Agreement shall in all cases be interpreted simply and according to their plain meaning and neither for nor against any party hereto.

[signatures on the next page]

Exhibit M-6

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

Amerivon Investments LLC			aVinci Media Corporation

By:	/s/ John E. Tyson	By:	/s/ Chett B. Paulsen
	John E. Tyson		Chett B. Paulsen
	Chief Executive Officer		Chief Executive Officer

		By:	/s/ Edward B. Paulsen
	/s/ John E. Tyson		Edward B. Paulsen
	John E. Tyson		Secretary

Exhibit M-7

Exhibit N

SECURITY AGREEMENT

This Security Agreement (the “Agreement”) is made and entered into as of the 4th day of January, 2010, by and among Amerivon Investments LLC, a Nevada limited liability company (“Amerivon”), John E. Tyson, a Nevada resident (individually “Tyson” and collectively with Amerivon, the “Secured Parties”), aVinci Media Corporation, a Delaware corporation (“aVinci”), and aVinci Media, LC, a Utah limited liability company (individually, the “Subsidiary” and collectively with aVinci, the “Debtors”).

RECITALS

Pursuant to that certain Purchase Agreement, of even date herewith, by and among aVinci,  Amerivon, and Tyson (the “Purchase Agreement”), Amerivon is purchasing a Secured Convertible Promissory Note from aVinci in the original principal amount of $250,000, and Tyson is purchasing a Secured Convertible Promissory Note from aVinci in the original principal amount of $100,000 (both Secured Convertible Promissory Notes are collectively, the “Notes”).  The Subsidiary, as a wholly-owned subsidiary of aVinci, will benefit from the Secured Parties purchasing the Notes, and is therefore willing to enter into this Agreement to induce the Secured Parties to purchase the Notes.  In order to induce the Secured Parties to purchase the Notes, the Debtors shall grant a security interest in the collateral described herein in favor of the Secured Parties as security for, among other matters, aVinci’s obligations under the Notes.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1.           COLLATERAL.  The collateral in which a security interest is being granted pursuant to this Agreement (the “Collateral”) is all of the properties and assets set forth in Schedule 1 attached hereto and incorporated herein by this reference.

2.           GRANT OF SECURITY INTEREST.  The Debtors hereby grant, transfer, and assign to the Secured Parties a present and continuing security interest in and to the Collateral to secure (i) repayment of the Notes and each and every obligation thereunder, (ii) the performance of each and every obligation under this Agreement, (iii) all other obligations owing to the Secured Parties, but only to the extent that any such obligation is described or referred to in a document, executed by the Debtors at the Secured Parties request, which states that such obligation is secured hereby, and (iv) any and all amendments, extensions, and other modifications of any of the foregoing, including but not limited to amendments, extensions, and other modifications that are evidenced by new or additional documents or that change the terms of any of the foregoing.

3.           COVENANTS OF THE DEBTORS.

Exhibit N-1

3.1           Security Documents.  Upon request by the Secured Parties from time to time, the Debtors shall execute and deliver to the Secured Parties any and all documents that the Secured Parties reasonably consider necessary or appropriate to effect and maintain the Secured Parties’ security interest in and to the Collateral and its proceeds, including but not limited to (i) a deed of trust and power of sale, in form and substance reasonably satisfactory to the Secured Parties and their legal counsel, with respect to all real property, (ii) a Financing Statement on Form UCC-1, in form suitable for filing with the county recorder in each county wherein the Debtors have fixtures, with respect to such fixtures, (iii) one or more blank irrevocable assignments, in form and substance reasonably satisfactory to the Secured Parties and their legal counsel, with respect to all certificated and uncertificated securities, chattel paper, notes, drafts, and instruments, (iv) documents to transfer title to each automobile, truck, and vehicle to the Secured Parties as the legal owner/lienholder, (v) a deposit account control agreement with respect to all deposit accounts, (vi) a Financing Statement on Form UCC-1, in form suitable for filing with the Delaware Secretary of State, with respect to all of the Collateral, and (vii) a Financing Statement on Form UCC-1, in form suitable for filing with the Utah Secretary of State, with respect to all of the Collateral.  The Secured Parties may file or record with the appropriate governmental office any document required or permitted by applicable law to be filed or recorded, and may register the security interest with or give notice thereof to any bank, insurance company, or other person or entity that the Secured Parties reasonably consider necessary or appropriate to effect and maintain the Secured Parties’ security interest in and to the Collateral and its proceeds.

3.2           Delivery of Collateral.  In addition to the Debtors’ obligations set forth in Section 3.4, promptly after receipt, the Debtors shall deliver to the Secured Parties any certificated securities, chattel paper, notes, drafts, and instruments that the Debtors may acquire in the future.

3.3           Lien Free.  Except for the security interest granted pursuant to this Agreement, the Debtors shall keep the Collateral free from any and all liens, charges, security interests, or other encumbrances of any kind whatsoever, except for liens consented to by Secured Parties in their sole and absolute discretion.  The Debtors will defend, at the Debtors’ sole cost and expense, the Collateral against any and all other claims and demands of all other persons or entities, including those that in the reasonable opinion of the Secured Parties may prejudice, imperil, or otherwise adversely affect the Collateral or the Secured Parties’ security interest therein.

3.4           Pledge.

(a)           Upon execution of this Agreement, aVinci shall deliver the certificate or certificates evidencing the Subsidiary Equity Interests (as defined in Schedule 1) and three stock powers, endorsed in blank, to the Secured Parties who will hold the Subsidiary Equity Interests and stock powers subject to this Agreement.  A copy of the stock power is attached hereto as Exhibit A.  aVinci irrevocably constitutes and appoints the Secured Parties, either acting alone, as its attorney-in-fact to arrange for the transfer of the Subsidiary Equity Interests on the books of the Subsidiary to the names of the Secured Parties or their assignees pursuant to the terms of Section 7.6, and to execute all documents appropriate to transfer the Subsidiary Equity Interests pursuant to Section 7.6.  The Secured Parties shall hold the Subsidiary Equity Interests as security for the repayment of the principal amount and all other obligations due under the Notes, and shall not encumber or dispose of the Subsidiary Equity Interests except in accordance with the provisions of Sections 3.4(e) or 7.6.

(b)           Ownership, Voting Rights, Dividends, and Distributions.  Except as otherwise provided in Section 7.6, aVinci shall remain as the record owner of the Subsidiary Equity Interests, shall retain all voting rights relating to the Subsidiary Equity Interests and shall be entitled to receive all cash dividends and other cash distributions with respect to the Subsidiary Equity Interests.

Exhibit N-2

(c)           Representations.  aVinci represents and warrants that there are no restrictions on the transfer of any of the Subsidiary Equity Interests and that aVinci has the right to transfer the Subsidiary Equity Interests free of any encumbrances.  aVinci further represents and warrants that aVinci is the sole equity holder of the Subsidiary.

(d)           Adjustments.  In the event of any reclassification, readjustment, or other change is declared or made in the capital structure of the Subsidiary, all new, substituted, and additional equity interests or other securities issued in place of the Subsidiary Equity Interests by reason of any such change shall be held by the Secured Parties in the same manner as the Subsidiary Equity Interests.

(e)           Payment of Note.  On full and complete satisfaction of all obligations under the Notes, the Secured Parties shall return the Subsidiary Equity Interests to aVinci.

3.5           Transfer of the Collateral.

(a)           Inventory.  Notwithstanding the Secured Parties’ claim to proceeds, the Debtors shall not sell, lease, or otherwise transfer or dispose of any Collateral unless the Debtors shall concurrently replace such Collateral with other Collateral that is of equivalent quality and quantity and reasonably acceptable to the Secured Parties; provided that as long as the Debtors are not in default hereunder, the Debtors may sell any Collateral consisting of inventory in the ordinary course of the Debtors’ business and may receive and dispose of collections on the same.

(b)           Other Property.  Except for (i) obsolete equipment used in the Debtors’ business that does not have a salvage value in excess of One Thousand Dollars ($1,000) in the aggregate, (ii) personal property that is to be promptly replaced by other personal property to be acquired by the Debtors of substantially equal or greater value, or (iii) as provided in Section 3.5(a), the Debtors shall not sell, lease, or otherwise dispose of the Collateral without the prior written consent of the Secured Parties, which consent shall not be unreasonably withheld.

3.6           Maintenance of the Collateral.  The Debtors shall at all times preserve, maintain, and care for the Collateral and each part thereof in good working order and repair at the Debtors’ own cost and expense, and shall use the Collateral only in the ordinary course of business.  The Debtors shall not, nor shall it allow any other person or entity, to use the Collateral or any part thereof in such a manner resulting or likely to result in waste or unreasonable deterioration of the Collateral.

3.7           Insurance Policies.  The Debtors shall at all times maintain an insurance policy or policies insuring the Collateral against damage or loss resulting from any and all risks to which the Collateral might foreseeably be exposed, including but not limited to fire, theft, risks covered by extended coverage insurance, and such other hazards as the Secured Parties may reasonably require, in an amount not less than the lesser of the aggregate original principal amount of the Notes or the maximum insurable value of the Collateral.  Each policy of insurance shall be issued by an insurance company reasonably acceptable to the Secured Parties and shall be reasonably acceptable to the Secured Parties in form and substance.  Each policy of insurance shall provide for at least thirty (30) days prior written notice to the Secured Parties of cancellation or non-renewal and shall contain an endorsement showing loss under such policy payable to the Secured Parties.  The Secured Parties may act as attorney-in-fact for the Debtors in making, adjusting, and settling any claims under any such insurance policies with respect to the Collateral.  The Debtors hereby assign to the Secured Parties all of the Debtors’ right, title, and interest to any insurance policy insuring the Collateral, including all rights to receive the proceeds of insurance, and directs all insurers to pay all of the Debtors’ share of such proceeds directly to the Secured Parties and authorizes the Secured Parties to endorse the Debtors’ name on any instrument for such payment; provided that if an Event of Default (as defined in Section 6) has not occurred, then the Debtors shall have the right to receive and use the Debtors’ share of the proceeds of any insurance policy.  In addition, the Debtors shall maintain at the Debtors’ expense, such public liability and third party property damage insurance as shall be acceptable to the Secured Parties.  Each such policy shall contain an endorsement showing the Secured Parties as an additional insured thereunder and providing that the insurance company shall give the Secured Parties at least thirty (30) days prior written notice before any such policy shall be altered or cancelled.  The Debtors shall furnish certificates, policies, or endorsements to the Secured Parties as proof of all such insurance described above, together with evidence of payment of premiums.

Exhibit N-3

3.8           Taxes.  The Debtors shall pay when due any and all taxes, assessments, or other charges levied or assessed against the Collateral, or any part thereof.

3.9           Domicile, Name, and Principal Place of Business.  The Debtors shall not change the state of their respective incorporation or organization or their names (as applicable), or remove their principal place of business or the Collateral (except for inventory shipped to customers in the ordinary course) from its current location, without the prior written consent of the Secured Parties.

3.10           Certain Fixtures.  The Debtors shall not remove that portion of the Collateral consisting of fixtures from the Debtors’ premises located at 11781 Lone Peak Parkway, Suite 270 Draper, Utah  84020-6884 without the prior written consent of the Secured Parties, which consent the Secured Parties may withhold in their sole discretion.

3.11           No Violation of Law.  The Debtors shall not use any Collateral in violation of any applicable law, rule, or regulation.

3.12           Maintain Records.  The Debtors shall at all times keep accurate and complete records with respect to the Collateral, and shall furnish the Secured Parties with periodic reports as to the Collateral, in such form and detail and at such times as the Secured Parties may reasonably require.

3.13           Monies Received.  All monies received because of any court or arbitration award or settlement or insurance payment for any loss or damage to the Collateral, and proceeds from any award or settlement relating to the Collateral shall be treated as part of the Collateral.

3.14           Commercial Tort Claims.  The Debtors have no commercial tort claims (as such term is defined in the Utah Uniform Commercial Code) pending other than those set forth on Schedule 1 hereto, as it may be amended from time to time.  Promptly upon becoming aware thereof, the Debtors shall notify the Secured Parties of any commercial tort claim that may arise, which shall constitute the Debtors’ authorization to amend Schedule 1 to add such commercial tort claim.

Exhibit N-4

3.15           Notice.  As soon as practicable, and in any event within five (5) days, the Debtors shall notify the Secured Parties of any of the following, which notice shall set forth the nature of such event and the action that the Debtors propose to take with respect thereto:

(a)           Any attachment or other legal process levied against any of the Collateral;

(b)           Any information received by the Debtors that may in any manner materially and adversely affect the value of the Collateral or the rights and remedies of the Secured Parties with respect thereto;

(c)           The removal of any of the Collateral to a new location and the removal of any records of the Debtors relating to the Collateral to any location other than that set forth in Section 3.10;

(d)           The destruction of or any substantial damage to any material portion of the Collateral; and

(e)           Any Event of Default or event that if not cured would become an Event of Default.

4.           REPRESENTATIONS AND WARRANTIES.  The Debtors hereby, jointly and severally, represent and warrant to the Secured Parties as follows:

4.1           Ownership.  Except for the security interest created by this Agreement and any existing purchase money security interests in equipment currently in place, the Debtors are the lawful owner, beneficially and of record, of the Collateral, free and clear of all claims, liens, charges, security interests, encumbrances, or restrictions of any kind whatsoever, and the Debtors have not sold, transferred, encumbered, alienated, or permitted to exist any lien or encumbrance on all or any part of the Collateral.

4.2           Total Assets.  The Collateral represents all of the assets and properties of the Debtors.

5.           RIGHTS OF THE SECURED PARTIES.

5.1           Inspection.  The Secured Parties may, during normal business hours, enter the premises of the Debtors where the Collateral or any part thereof is located and inspect the Collateral or any records pertaining to the Collateral and to make abstracts therefrom or copies thereof.

5.2           Discharge Taxes or Encumbrances; Insurance.  The Secured Parties may, in their sole discretion, discharge taxes or other encumbrances at any time levied or placed upon the Collateral, or obtain insurance coverage for the Collateral if the Debtors fail to obtain such insurance coverage.  The Debtors shall reimburse the Secured Parties on demand for any and all expenses so made.  Until such expenses are paid by the Debtors, the amount thereof shall be an obligation secured by the Collateral.  The Secured Parties shall have no obligation to the Debtors to make any such expenditure nor shall the making thereof relieve the Debtors of any default.

Exhibit N-5

6.           EVENT OF DEFAULT.  An event of default (“Event of Default”) under this Agreement shall exist immediately upon the occurrence of any one or more of the following events and shall constitute a default under all of the other Transaction Agreements (as defined in the Purchase Agreement), without any requirement of notice to the Debtors:

6.1           Default Under the Notes.  aVinci is in default under any of the Notes.

6.2           Uncured Breach.  The Debtors fail to perform or observe any term, covenant, or agreement contained in this Agreement or the other Transaction Agreements, which failure or breach is not otherwise described in this Section 6 as an Event of Default, which is not cured (to the extent such failure or breach is curable) within thirty (30) days after written notice thereof from either Secured Party, provided that no breach Section 3.9 may be cured, and provided further that no cure is allowed under this Section 6.2 for a breach if the Transaction Document that is breached provides for a cure or grace period.

6.3           Representation Untrue.  Any representation, warranty, or statement made or deemed made by aVinci in this Agreement, in any Transaction Agreement, or in any statement or certificate delivered or required to be delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made.

6.4           Voluntary Bankruptcy.  aVinci or the Subsidiary files or consents to any voluntary or involuntary petition for bankruptcy, insolvency, reorganization, liquidation, or other similar form of debtor relief, petitions for or consents to the appointment of a receiver, trustee, or liquidator for all or a substantial portion of its assets, or makes a general assignment for the benefit of creditors.

6.5           Involuntary Bankruptcy.  aVinci or the Subsidiary is the subject of any involuntary petition for bankruptcy, insolvency, reorganization, liquidation, or other similar form of debtor relief, or has a receiver, trustee, or liquidator appointed on its behalf for all or a substantial portion of its assets, unless such petition or appointment is set aside, withdrawn, or ceases to be in effect within sixty (60) days from the date of any such petition or appointment.

6.6           Dissolution.  aVinci or the Subsidiary elects to dissolve, dissolves, or is the subject of any order, judgment, or decree of any court or governmental authority dissolving or ending the existence of aVinci or the Subsidiary.

6.7           Suspension of Business.  aVinci or the Subsidiary voluntarily suspends the transaction of business or allows to be suspended, terminated, revoked, or expired any permit, license, or approval of any governmental body necessary to conduct aVinci’s or the Subsidiary’s business as currently being conducted.

6.8           Material Adverse Change.  There has been a material adverse change in aVinci, the Subsidiary, or their respective businesses, results of operations, assets, or financial condition since the date hereof.

Exhibit N-6

6.9           Material Impairment.  There is a material impairment of the prospect of repayment of any portion of the amounts owing to the Secured Parties pursuant to the Notes or otherwise, or a material impairment of the value or priority of the security interests in the Collateral.

6.10           Destruction or Damage to the Collateral.  There is the destruction of or damage to a material portion of the Collateral.

6.11           Attachment.  Any writ of execution, attachment, or judgment lien shall be issued against any property of the Debtors and shall not be discharged, bonded against, or released within thirty (30) days after the issuance or attachment of such writ or lien.

6.12           Judgment.  A judgment or other claim becomes a lien upon any material portion of the Collateral which lien has not been removed, discharged, or bonded against within five (5) business days of its attachment.

6.13           Default of Material Agreement.  aVinci or the Subsidiary is in default under any other material agreement to which aVinci or the Subsidiary is a party, respectively, and the other party to such material agreement has the right, whether or not exercised, to accelerate the maturity of aVinci’s or the Subsidiary’s obligations or indebtedness thereunder, which default has not been cured within five (5) business days of its occurrence; provided, however, that such cure period shall not apply to any default after the other party has accelerated aVinci’s or the Subsidiary’s obligations or indebtedness thereunder.

6.14           Material Misrepresentation.  There is a material misstatement or misrepresentation now or hereafter in any warranty, representation, statement, or report made to the Secured Parties by aVinci or the Subsidiary or any of their respective officers, directors, managers, employees, or agents, or if aVinci or the Subsidiary or any of their respective officers, directors, managers, employees, or agents withdraws any such warranty, representation, statement, or report.

7.           REMEDIES.  Upon the occurrence of an Event of Default, the Secured Parties (all references to the Secured Parties in Sections 7-12 shall refer to the Secured Parties individually and collectively) shall have all the rights, powers, and remedies afforded to a secured party under this Agreement or the Utah Uniform Commercial Code, as in effect from time to time, either concurrently or separately.  Such rights, powers, and remedies are cumulative and the exercise by the Secured Parties of any one or more of such rights, powers, or remedies shall not preclude the Secured Parties from any other or further exercise thereof, or the exercise of any other right, power, or remedy available to them under this Agreement or at law or in equity.  In addition to the rights, powers, and remedies provided to the Secured Parties by law, the Secured Parties may also without notice to the Debtors:

7.1           Accounts.  With respect to any and all accounts assigned hereunder (the “Accounts”) (i) notify any and all obligors on the Accounts that the Accounts have been assigned to the Secured Parties and/or that all payments on the Accounts are to be made directly to the Secured Parties, (ii) settle, compromise, or release on terms acceptable to the Secured Parties, in whole or in part, any amounts owing on the Accounts, (iii) enforce payment and prosecute any action or proceeding with respect to the Accounts, (iv) extend the time of payment, make allowances and adjustments with respect to the Accounts in the Secured Parties’ name or in the name of the Debtors, and (v) have a receiver appointed to collect the Accounts, to otherwise exercise the Secured Parties’ rights and remedies hereunder, and/or exercise such other rights or remedies as may be approved by the applicable court in connection therewith;

Exhibit N-7

7.2           Possession.  Enter on the Debtors’ premises to take possession of the Collateral and remove it from the Debtors’ premises;

7.3           Assembly.  Require the Debtors to assemble the Collateral and make its possession available to the Secured Parties at a place and time that is reasonably convenient to both the Debtors and the Secured Parties, whether at the premises of the Debtors or elsewhere, and the Debtors shall make all premises and facilities of the Debtors available to the Secured Parties for the purpose of the Secured Parties’ taking possession of the Collateral or removing or putting the Collateral in saleable form;

7.4           Disposition.  Enter on the Debtors’ premises, render the Collateral unusable, and dispose of it on the Debtors’ premises in the manner provided by the Utah Uniform Commercial Code;

7.5           Repair.  If any Collateral requires repair, maintenance, preparation, or the like, or is in process or other unfinished state, the Secured Parties have the right to perform all repairs, maintenance, preparation, and other processing and completion of manufacture required to put the same in such saleable form as the Secured Parties deems appropriate, but the Secured Parties shall also have the right to sell or dispose of such Collateral without any such processing;

7.6           Sale.  The Secured Parties shall give the Debtors at least ten (10) days prior written notice of the time and place of any public sale of the Collateral or the time after which private sale of the Collateral is to be made.  The Secured Parties may bid on or purchase any or all of the Collateral at any public or private sale.

8.           FACILITATION OF RIGHTS AND REMEDIES.  To facilitate the exercise by the Secured Parties of the rights and remedies set forth in this Agreement, in the event of an Event of Default the Debtors authorize the Secured Parties to exercise any or all of the following powers:

8.1           Control of the Collateral.  To enter any premises where any Collateral may be located for the purpose of taking possession of or removing such Collateral, to remove from any premises where any Collateral may be located the Collateral and any and all documents, instruments, files, and records relating to the Collateral, and any receptacles and cabinets containing the same, and to use the supplies and space of the Debtors at any or all of its places of business as may be necessary or appropriate to properly administer and control the Collateral or the handling of collections and realizations thereon, at the Debtors’ cost and expense;

8.2           Mail.  To receive, open, and dispose of all mail addressed to the Debtors and notify postal authorities to change the address for delivery thereof to such address as the Secured Parties may designate;

8.3           Collection.  To take or bring, in the Secured Parties’ name or in the name of the Debtors, all steps, actions, suits, or proceedings deemed necessary or desirable by the Secured Parties to effect collection or to realize upon Accounts and any other Collateral; and

Exhibit N-8

8.4           Filings.  To prepare, sign, and file or record, for the Debtors in the Debtors’ name, financing statements, applications for registration, and like papers.

9.           APPLICATION OF PROCEEDS.  From the net cash proceeds resulting from any collection, liquidation, sale, or other disposition of the Collateral by the Secured Parties,  the Secured Parties shall be entitled to retain (i) all sums secured pursuant to this Agreement, (ii) all reasonable expenses of retaking, holding, preparing for sale, and selling the Collateral, and (iii) all legal expenses and attorneys’ fees incurred in connection with the sale of the Collateral.

10.           ACTIONS BY THE SECURED PARTIES FOLLOWING AN EVENT OF DEFAULT.  While any Event of Default remains uncured, the Secured Parties shall have the right (but no obligation) to take such actions (in their names or in the names of the Debtors) as the Secured Parties reasonably deem appropriate to cure any default by the Debtors under any agreement that constitutes part of the Collateral or to otherwise protect the rights and interests of the Debtors and/or the Secured Parties under any such agreement.  The Secured Parties shall incur no liability as a result of any such action if such action is taken in good faith in accordance with the foregoing, and the Debtors shall defend, indemnify, and hold the Secured Parties harmless from and against all claims, demands, causes of action, liabilities, losses, costs, and expenses (including court costs and attorneys’ fees) arising from or in connection with any such good-faith action.

11.           SPECIFIC ASSIGNMENTS AND CONSENTS.  Upon the Secured Parties’ demand from time to time, (i) while any Event of Default remains uncured, the Debtors shall execute and deliver to the Secured Parties an assignment of contract(s), in form and substance satisfactory to the Secured Parties, which specifically describes one or more of the agreements assigned hereunder, and (ii) the Debtors shall use their best efforts to obtain and deliver to the Secured Parties a consent to assignment, in form and substance satisfactory to the Secured Parties, pursuant to which any party other than the Debtors to any agreement assigned hereunder consents to such assignment and agrees to recognize the Secured Parties as the Debtors’ successor in the event that the Secured Parties succeeds to the Debtors’ interests.

12.           SECURED PARTIES’ COSTS AND EXPENSES.  The Debtors shall reimburse the Secured Parties on demand for all reasonable costs and expenses (including attorneys’ fees and costs) incurred by the Secured Parties in connection with the enforcement of this Agreement, regardless of whether any suit is filed, including without limitation all costs and expenses incurred in checking, retaking, holding, handling, preparing for sale, and selling or otherwise disposing of any and all Collateral.  Such reimbursement obligations shall bear interest from the date of demand at the same interest rate as set forth in the Notes.

13.           OBLIGATIONS UNCONDITIONAL.  The Debtors’ obligation to perform and observe the agreements and covenants contained herein shall be absolute and unconditional.  Until such time as all obligations secured by this Agreement have been fully paid and performed, the Debtors (i) shall perform and observe all of their agreements and covenants contained in this Agreement, and (ii) shall not terminate this Agreement for any cause, including without limitation any acts or circumstances that may constitute failure of consideration, destruction of, or damage to, the Collateral, commercial frustration of purpose, any change in the laws of the United States of America, the State of Utah, the State of Nevada, the State of Delaware or any political subdivision thereof, or any failure of the Secured Parties to perform or observe any agreement, whether express or implied, or any duty, liability, or obligation, arising out of or in connection with this Agreement.

Exhibit N-9

14.           NONLIABILITY AND INDEMNITY OF THE SECURED PARTIES.  The Debtors hereby agree that neither the Secured Parties’ acceptance of the security interests granted hereunder nor any exercise by the Secured Parties of their rights and remedies hereunder shall be deemed to be an assumption by the Secured Parties of any of the Debtors’ obligations and liabilities under the terms of any of the Collateral, and the Debtors agree to indemnify and hold the Secured Parties harmless against any and all claims, damages, costs, and expenses (including attorneys’ fees) suffered or incurred by the Secured Parties in connection therewith.

15.           MISCELLANEOUS WAIVERS.  The Debtors hereby waive presentment, protest, notice of protest, notice of dishonor, and notice of nonpayment with respect to any proceeds to which the Secured Parties are entitled hereunder.

16.           ATTORNEY-IN-FACT.  The Debtors hereby constitute and appoint the Secured Parties, either acting alone, as their attorney-in-fact for the purposes of (i) carrying out the provisions of this Agreement, (ii) taking any and all actions and executing any and all instruments that the Secured Parties reasonably deem necessary or advisable to accomplish the purposes of this Agreement and/or to protect the Secured Parties’ interests with respect to the Collateral, and (iii) while any Event of Default remains uncured, enforcing the Debtors’ rights (in the Secured Parties’ name or in the Debtors’ name) under any agreement that constitutes part of the Collateral.  The Secured Parties may exercise power as attorney-in-fact with respect to clauses (i) and (ii) only if (a) the Secured Parties make written demand on the Debtors and the Debtors refuse or fail to perform as requested within thirty (30) days of such request, or (b) while any Event of Default remains uncured.  In furtherance of clause (iii), the Debtors shall deliver to the Secured Parties, upon the Secured Parties’ demand while any Event of Default remains uncured, all documents that the Secured Parties reasonably deem appropriate to permit the Secured Parties’ succession to the Debtors’ rights and interests and to facilitate the enforcement by the Secured Parties of the Debtors’ rights with respect to such agreements.  The power of attorney granted hereunder is coupled with an interest and is irrevocable.

17.           GENERAL PROVISIONS.

17.1           Amendment.  All amendments or modifications of this Agreement shall be in writing and shall be signed by each of the parties hereto.

17.2           Waiver.  Any waiver of any right, power, or privilege hereunder must be in writing and signed by the party being charged with the waiver.  No delay on the part of any party hereto in exercising any right, power, or privilege hereunder shall operate as a waiver of any other right, power, or privilege hereunder, nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

17.3           Notices.  All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be delivered personally or sent by overnight courier or by certified mail, return receipt requested.  Notices delivered personally or sent by overnight courier shall be effective on the date received, while notices sent by certified mail, return receipt requested, shall be deemed to have been received and to be effective three (3) business days after deposit into the mails.  Notices shall be given to the parties at the following respective addresses, or to such other addresses as any party shall designate in writing:

Exhibit N-10

If to the Secured Parties:	Mr. John E. Tyson Chief Executive Officer Amerivon Investments LLC 4520 East Thousand Oaks Boulevard Suite 100 Westlake Village, California 91362-7209

and	Mr. John E. Tyson P.O. Box 306 Crystal Bay, Nevada 89402-0306

With a courtesy copy to:	Charles E. McKee, Esq. Nevers, Palazzo, Maddux & Packard, plc 31248 Oak Crest Drive. Suite 100 Westlake Village, California 91361-5671

If to the Debtors:	Mr. Chett B. Paulsen Chief Executive Officer aVinci Media Corporation 11781 South Lone Peak Parkway Suite 270 Draper, Utah 84020-6884

and	Mr. Chett B. Paulsen Manager aVinci Media, LC 11781 South Lone Peak Parkway Suite 270 Draper, Utah 84020-6884

With a courtesy copy to:	Peter DiChiara, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway 32nd Floor New York, New York 10006-2834

17.4           Successors and Assigns.  This Agreement and each of its provisions shall be binding upon and shall inure to the benefit of the parties hereto and their respective administrators, successors, and assigns.  Nothing in this Section 17.4 shall be deemed to allow any transfer of the Collateral without satisfaction of the provisions of Section 3.5.

Exhibit N-11

17.5           Law Governing.  This Agreement has been negotiated, executed, and delivered and shall be performed in the State of Utah and shall be governed by and construed and enforced in accordance with the laws of the State of Utah, without regard for its conflict of laws rules.  The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Utah and the United States District Court situated in the State of Utah for the purposes of construing and enforcing this Agreement.

17.6           Attorneys’ Fees.  Should a lawsuit be commenced to interpret or enforce the terms of this Agreement, the prevailing party shall be entitled to recover costs and attorneys’ fees, in addition to any other relief or recovery to which such party may be entitled.

17.7           Counterparts.  This Agreement may be executed in two or more counterparts, including by facsimile transmission or e-mail of a scanned signature page, all of which together shall constitute a single instrument.

17.8           Severability of Provisions.  In the event any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

17.9           Construction.  The headings in the sections of this Agreement are for convenience only and shall not constitute a part hereof.  Whenever the context so requires, the masculine shall include the feminine and the neuter, the singular shall include the plural, and conversely.  All references to numbered sections contained herein refer to the sections of this Agreement unless otherwise expressly stated.  The terms and all parts of this Agreement shall in all cases be interpreted simply and according to their plain meaning and neither for nor against any party hereto.

17.10           Waiver of Trial by Jury.  THE PARTIES HEREBY WAIVE TRIAL BY JURY WITH RESPECT TO ANY ACTION, CLAIM, SUIT, OR PROCEEDING IN CONNECTION WITH OR ARISING OUT OF (i) THIS AGREEMENT, (ii) THE RELATIONSHIP BETWEEN THEM OF DEBTORS AND SECURED PARTIES, (iii) ANY CLAIM OF INJURY OR DAMAGE RELATING TO ANY OF THE FOREGOING, OR (iv) THE ENFORCEMENT OF ANY REMEDY UNDER ANY STATUTE WITH RESPECT THERETO.  THE PARTIES INTEND THAT THE SHAREHOLDERS, OFFICERS, DIRECTORS, MANAGERS, AGENTS, EMPLOYEES, ATTORNEYS, AND REPRESENTATIVES OF THE DEBTORS AND THE SECURED PARTIES BE INTENDED THIRD PARTY BENEFICIARIES OF THIS SECTION 17.10.  THE PARTIES HAVE HAD THE OPPORTUNITY TO OBTAIN THE ADVICE OF LEGAL COUNSEL BEFORE SIGNING THIS AGREEMENT AND ACKNOWLEDGE THAT THEY HAVE VOLUNTARILY AGREED TO THIS WAIVER OF THEIR RIGHT TO A TRIAL BY JURY WITH FULL KNOWLEDGE OF ITS SIGNIFICANCE AND LEGAL CONSEQUENCE.

[signatures on the next page]

Exhibit N-12

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DEBTORS aVinci Media Corporation			SECURED PARTIES Amerivon Investments LLC

By:	/s/ Chett B. Paulsen	By:	/s/ John E. Tyson
	Chett B. Paulsen		John E. Tyson
	Chief Executive Officer		Chief Executive Officer

By:	/s/ Edward B. Paulsen		/s/ John E. Tyson
	Edward B. Paulsen		John E. Tyson
Secretary

aVinci Media, LC

By:	/s/ Chett B. Paulsen
Chett B. Paulsen
Manager

Exhibit N-13

SCHEDULE 1

Description of Collateral

All of the Debtors’ present or after-acquired properties and assets, whether real, personal, or mixed, tangible or intangible, owned or possessed by the Debtors, including but not limited to:

(a)           All present and future real property or any interest in real property, including without limitation improvements on real property, leasehold interests, and options; notwithstanding the foregoing, Debtors expressly inform the Secured Parties that at the time of this Agreement the only real property interest Debtor’s have is a lease agreement for the premises at 11781 Lone Peak Parkway Suite 270 consisting of 13,350 square feet of which 8,325 square feet (together with furniture and fixtures) are currently subleased to Public Engines, Inc. with the remaining 5,000 square feet (together with furniture and fixtures) are subject to Public Engines, Inc.’s option to occupy on sixty days notice;

(b)           All present and future goods, inventory, and equipment, as those terms are defined in the Utah Uniform Commercial Code, including without limitation furniture and furnishings, fixtures and trade fixtures, consumer goods, appliances, machinery, and all other materials, supplies, and equipment of every kind and nature; notwithstanding the foregoing, Debtors expressly inform the Secured Parties that all furniture and fixtures in its leased premises at 11781 Lone Peak Parkway Suite 270 are subject to preexisting rights associated with Debtor’s Sublease Agreement with Public Engines, Inc., and all fulfillment equipment is subject to purchase money security interests which interests will expire upon payment in full of financing agreements covering such equipment;

(c)           All present and future cash, accounts, accounts receivable, general intangibles, notes, chattel paper, contract rights, rights to payment, deposit accounts, certificates of deposit, and instruments and documents as those terms may be defined in the Utah Uniform Commercial Code, including without limitation: (i) all rights to the payment of money, including escrow proceeds arising out of the sale or other disposition of all or any portion of the Debtors’ property, (ii) all leases, licenses, and other agreements relating to the occupancy or use of any portion of any real or personal property used, owned or controlled by the Debtors, (iii) all names under which the Debtors are now or hereafter known and all rights to carry on business under any such names or any variant thereof, (iv) all trademarks and applications therefor, trade names, logos, designs, and symbols relating to the Debtors and/or the Debtors’ businesses, (v) all goodwill, choses in action, trade secrets, computer programs, software, customer lists, advertising material, patents and applications therefor, licenses, copyrights and applications therefor, technology, processes, and proprietary information owned by the Debtors or relating to the Debtors’ businesses, (vi) all insurance proceeds arising out of or incidental to the ownership, use, or operation of the Debtors’ businesses, (vii) all reserves, deferred payments, deposits, refunds, cost savings, bonds, insurance policies, and payments of any kind relating to the Debtors’ business, (viii) all shares of stock or other evidence of ownership of any part of or interest in any entity that is owned by the Debtors alone or in common with others, (ix) all accounts receivable and rights to payment relating to the Debtors or the Debtors’ businesses, whether or not yet earned by performance and whether or not evidenced by an instrument, including, without limitation all rights to payment from any third party, and all other forms of obligations owing to the Debtors or in which the Debtors may have any interest, however created or arising, and (x) all supplements, modifications, and amendments to the foregoing; notwithstanding the foregoing, Debtors expressly inform the Secured Parties that a security deposit received from Public Engines, Inc. associated with the sublease of the premises located at 11781 Lone Peak Parkway are subject to preexisting rights associated with Debtor’s Sublease Agreement with Public Engines, Inc.

(d)           All present and future books and records used in connection with the development, operation, use, occupancy, or maintenance of the Debtors’ businesses, including, without limitation books of account and ledgers of every kind and nature, all electronically recorded data relating to the Debtors or the businesses thereof, all receptacles and containers for such records, and all files and correspondence;

Exhibit N-14

(e)           All present and future inventory and merchandise owned by the Debtors, including, without limitation all present and future goods held for sale or lease or to be furnished under a contract of service, all raw materials, work in process and finished goods, all packing materials, supplies and containers relating to or used in connection with any of the foregoing, and all bills of lading, warehouse receipts, or documents of title relating to any of the foregoing;

(f)           All present and future stocks, bonds, debentures, certificated and uncertificated securities, subscription rights, options, warrants, puts, calls, certificates, partnership interests, joint venture interests, investments and/or brokerage accounts owned by the Debtors, including without limitation all equity interests in aVinci Media, LC, a Utah limited liability company (the “Subsidiary Equity Interests”), and all rights, preferences, privileges, dividends, distributions, redemption payments, or liquidation payments with respect thereto;

(g)           All present and future office equipment, including, without limitation, safes, and cash registers; and accounting, duplicating, data processing, communication, switchboard, and related equipment owned by the Debtors;

(h)           All present and future commercial tort claims, as such term is defined in the Utah Uniform Commercial Code, each of which is listed below:

__________________________________________________________________

__________________________________________________________________

__________________________________________________________________

(i)           All present and future automobiles, trucks, and vehicles; notwithstanding the foregoing, Debtors expressly inform the Secured Parties that it owns no vehicles; and

(j)           All present and future accessions, additions, attachments, replacements, substitutions, and proceeds of or to any or all of the foregoing.

Exhibit N-15